NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

As at May 1, 2020

1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6

NOTICE OF ANNUALGENERAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on June 16, 2020 at 10:00 a.m. (Pacific Standard Time)

TELECONFERENCE DIAL IN:

647-723-3984 or 1-866-365-4406 (Canada & US) / Access Code: 8320313#

You are receiving this notice to advise that proxy materials for the above-noted Meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the accompanying Circular and other proxy materials before voting. The Circular and other relevant materials are available at:

www.integraresources.com      OR      www.sedar.com

Shareholders may obtain, without any charge to them, a paper copy of the Circular and further information on Notice and Access by contacting the Corporation as follows:

E-mail:	TMXEInvestorServices@tmx.com
Telephone:	1-866-600-5869

Requests for paper copies of the Circular (and any other related documents) must be received no later than 12:00 noon (Pacific Standard Time) on Friday, June 5, 2020 in order for Shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 am (Pacific Standard Time) on Friday, June 12, 2020.

The resolutions to be voted at the meeting are listed below:

1. To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2019, together with the report of the auditor thereon.

2. To elect directors of the Corporation for the ensuing year.

3. To appoint MNP LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.

4. To consider, and if deemed advisable, to pass an ordinary resolution of disinterested Shareholders to approve the Amended Plan, as more fully described in the accompanying Circular.

5. To consider, and if deemed advisable, to pass a special resolution to approve the Continuation of the Corporation to the Province of British Columbia under the Business Corporations Act (British Columbia), as more fully described in the accompanying Circular.

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting via teleconference are requested to complete, sign, date and return the enclosed proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 or by fax number:  416-595-9593 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on April 30, 2020 are entitled to receive notice of and vote at the Meeting.

Pursuant to Section 185 of the Business Corporations Act (Ontario) (the "OBCA"), a registered Shareholder may dissent in respect of the Continuation Resolution.  If the Continuation becomes effective, dissenting Shareholders who have complied with the dissent procedures set forth in the OBCA will be entitled to be paid the fair value of their Shares.  A summary of the dissent procedure is set forth in Schedule "C", and the text of Section 185 of the OBCA is set forth in Schedule "D", to the Circular.  If you fail to comply strictly with the requirements in Section 185 of the OBCA, you may not be able to exercise your right of dissent.

In light of ongoing concerns related to the spread of COVID-19, and in order to mitigate potential risks to the health and safety of the Corporation's shareholders, employees, communities and other stakeholders, the Corporation will be holding the Meeting entirely by teleconference.  The Corporation is permitted under the OBCA and its by-laws to hold the Meeting by telephonic means.  To access the Meeting by teleconference, dial toll free at 647-723-3984 or 1-866-365-4406 (Canada & US) / Access Code: 8320313# .  Participants are encouraged to vote on the matters before the Meeting by proxy and join the Meeting via teleconference.  Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

DATED at Vancouver, British Columbia this 1st day of May 2020.

Yours sincerely,

George Salamis

President & Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

(as at May 1, 2020)

PART 1: VOTING PARTICULARS

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by management of Integra Resources Corp. (the "Corporation" or "Integra") for use at the Annual General and Special Meeting (the "Meeting") of shareholders of the Corporation (the "Shareholders") on June 16, 2020 at 10:00 a.m. (Pacific Standard Time) for the purposes set forth in the Notice of Annual General and Special Meeting of Shareholders (the "Notice") accompanying this Circular.

In light of ongoing concerns related to the spread of COVID-19, and in order to mitigate potential risks to the health and safety of the Corporation's shareholders, employees, communities and other stakeholders, the Corporation will be holding the Meeting entirely by teleconference.  The Corporation is permitted under the Business Corporations Act (Ontario) (the "OBCA") and its by-laws to hold the Meeting by telephonic means. To access the Meeting by teleconference, dial toll free at 1-866-365-4406 (Canada & US) / Access Code: 8320313# .  Participants are encouraged to vote on the matters before the Meeting by proxy and join the Meeting via teleconference. Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

Proxies may also be solicited personally by directors (the "Directors"), management ("Management") and regular employees of the Corporation. The cost of solicitation of proxies will be borne by the Corporation.

You may opt to receive important shareholder information electronically, including the Meeting Materials (as defined below), by visiting www.investorcentre.com and follow these steps:

  Click on "sign up for e-Delivery"

  Select the Corporation from the drop-down list

  Enter your Holder Account Number (found on your proxy form) and postal code (or last name if you reside outside of Canada)

  Click Submit

The Corporation has used notice and access to deliver the Notice, the Proxy (as defined below) and this Circular (collectively, the "Meeting Materials") to Shareholders by posting the Meeting Materials on its website. The Meeting Materials will be available on the Corporation's website on May 1, 2020 and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of May 1, 2020. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under "Additional Information" at the end of this Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are officers of the Corporation. A registered Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons named as the proxy of the Shareholder and may exercise this right either by inserting that person's name in the blank space provided in the Proxy and striking out the other names or by completing another proper form of proxy. To be effective, Proxies must be deposited at the office of the Corporation's registrar and transfer agent, TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

Proxies given by registered Shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered Shareholder, or by the registered Shareholder's attorney duly authorized in writing, at the registered office of the Corporation, Suite 1050, 400 Burrard Street, Vancouver, British Columbia V6C 3A6 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING AND DISCRETION OF PROXIES

The Shares (defined below) represented by the Proxies solicited by management of the Corporation pursuant to this Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. If no directions are given, the Shares will be voted FOR the approval of such matter. The Proxy confers discretionary authority on the persons named therein in respect of amendments or variations to the matters referred to in the Notice and in respect of other matters that may properly come before the Meeting, or any adjournment thereof.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as "NOBOs." Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as "OBOs." In accordance with applicable securities laws, the Corporation has elected to send the notice and access notification directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the notice and access notification to each OBO, unless the OBO has waived the right to receive them.

The Meeting Materials are being made available to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Corporation or its agent has sent the notice and access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In this event, by choosing to send the notice and access notification to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) making available the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Corporation does not intend to pay for the Intermediary to deliver the notice and access notification or Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies of such notice and access notification or Meeting Materials unless their Intermediary assumes the costs. Intermediaries will frequently use service companies to forward the notice and access notification and/or Meeting Materials to the Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with TSX Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholder named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING SHARES

The record date for the determination of Shareholders entitled to receive notice of and vote at the Meeting has been fixed as April 30, 2020. Except for the Continuation Resolution and as may be otherwise indicated herein and in the Notice, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.  The Continuation Resolution must be approved by special resolution in order to become effective.  To pass, a special resolution requires a majority of not less than two-thirds of the votes cast by Shareholders who vote in person or by Proxy at the Meeting.

To the knowledge of the Directors and Management, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares.

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Shares without par value. As at the date of this Circular, 119,557,943 common shares are issued and outstanding (the "Shares"). Each Share carries the right to one vote, and all Shares may be voted at the Meeting.

PART 2: BUSINESS OF THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2019 and the auditors' report thereon will be placed before the Meeting. The Corporation's audited financial statements and related MD&A for the year ended December 31, 2019 are available on SEDAR (www.sedar.com) as well as on the Corporation's website (www.integraresources.com).

Election of Directors

Management of the Corporation is supervised by the Board of Directors ("Board of Directors" or "Board") as per the OBCA. The members of the Board are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are appointed. You can vote for all of these proposed Directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each Director's career profile, their Board committee ("Committee") memberships, meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers and the number of securities they hold, either in the form of Shares or incentive stock options of the Corporation ("Options").

In the absence of instructions to the contrary, the enclosed Proxy will be voted for the six (6) nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The Corporation expects all Directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values and culture of transparency, teamwork and individual accountability.

Above all, the Corporation expects that all Directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Member	2019 Meeting Attendance
Board (Chairman)	6 of 6
Audit Committee	4 of 4
Human Resources and Compensation Committee	3 of 3
Nomination and Corporate Governance Committee (Chair)	2 of 2
Securities Held	Shares	Options
	2,464,952	990,000
Other Directorships	Exchange	Duration
GFG Resources Inc.	TSX-Venture	October 2016 - Present
Sun Peak Metals Corp.	Non-issuer	January 21, 2019 - Present

(1)  “Independent” refers to the standards of independence established in NI 58-101.

Member	2019 Meeting Attendance
Board	6 of 6
Technical, Safety, Environment & Sustainability Committee	1 of 1
Securities Held	Shares (2)	Options
	3,684,468	2,162,000
Other Directorships	Exchange	Duration
Contact Gold Corp.	TSX-Venture	June 2017 - Present
Pinecrest Resources	TSX-Venture	December 2014 - Present
Edgewater Exploration	TSX-Venture	June 2010 - Present

1.    “Independent” refers to the standards of independence established in NI 58-101.
2.    Includes shares held by SPI Spartan Inc, a company wholly-owned by Mr. Salamis.

Member	2019 Meeting Attendance
Board	5 of 6
Audit Committee	4 of 4
Human Resources and Compensation Committee	3 of 3
Nomination and Corporate Governance Committee	2 of 2
Technical, Safety, Environment & Sustainability Committee (Chair)	1 of 1
Securities Held	Shares	Options
	288,824	575,000
Other Directorships	Exchange	Duration
Sandstorm Gold Ltd.	TSX	June 2007 - Present
Sun Peak Metals Corp.	Non-issuer	November 2, 2017 - Present

1.    “Independent” refers to the standards of independence established in NI 58-101.

Member	2019 Meeting Attendance
Board	6 of 6
Human Resources and Compensation Committee (Chair)	3 of 3
Nomination and Corporate Governance Committee	2 of 2
Technical, Safety, Environment & Sustainability Committee	1 of 1
Securities Held	Shares	Options
	175,000	575,000
Other Directorships	Exchange	Duration
Nil

1.    “Independent” refers to the standards of independence established in NI 58-101.

Member	2019 Meeting Attendance
Board	6 of 6
Audit Committee (Chair)	4 of 4
Technical, Safety, Environment & Sustainability Committee	1 of 1
Securities Held	Shares	Options
	30,000	450,000
Other Directorships	Exchange	Duration
District Metals Corp.	TSX-Venture	July 2019 - Present
1.    “Independent” refers to the standards of independence established in NI 58-101.

Member	2019 Meeting Attendance (2)
Board	1 of 1
Securities Held	Shares	Options
	Nil	450,000
Other Directorships	Exchange	Duration
First Cobalt Corp.	TSX-Venture	February 2019 - Present
1.    “Independent” refers to the standards of independence established in NI 58-101.
2.    Meetings attended since joining the Board on September 16, 2019.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management, no Director is, as at the date of this Circular, or was, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the Director was acting in the capacity as director, chief executive officer or chief financial officer, or after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director.

To the knowledge of management, no Director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Advance Notice By-Law

The Corporation's advance notice by-law sets forth procedures for Shareholders to nominate a person for election as director of the Corporation.  The requirements under the by-law stipulate a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out information that Shareholders must provide regarding each director nominee and the nominating Shareholders in order for the advance notice requirement to be met.  These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding said nominees.  The Corporation's advance notice by-law can be found in the Corporation's by-laws available on SEDAR at www.sedar.com.

As of the date of this Circular, the Corporation has not received any nominations via the advance notice mechanism.

Appointment of Auditors

The auditors of the Corporation, MNP LLP, Chartered Accountants (the "Auditors"), were appointed effective March 2, 2016.

Management recommends that Shareholders approve the appointment of MNP LLP as Auditors.

Unless instructions are given to abstain from voting with regard to the appointment of the Auditors, it is the intention of management nominees to vote FOR the appointment of MNP LLP as Auditors.

Ordinary Resolution to Approve the Amended Plan (defined below)

The Corporation's existing equity incentive plan was last approved by Shareholders on June 11, 2019. The Board approved an amended equity incentive plan (the "Amended Plan") on April 15, 2020.  The TSX Venture Exchange (the "Exchange") has conditionally approved the Amended Plan subject to disinterested Shareholder approval at the Meeting.  The Corporation is seeking approval of the Amended Plan from disinterested Shareholders. If, at the Meeting, the Corporation does not obtain disinterested Shareholder approval of the Amended Plan, the Corporation's existing equity incentive plan will continue to remain in place.

The purpose of the Amended Plan is to secure for the Corporation and the Shareholders the benefits inherent in share ownership by the Directors and employees of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.  It is generally recognized that equity incentive plans such as the Amended Plan, which now includes Deferred Share Units ("DSUs"): (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Corporation; and (b) promote greater alignment of interests between such persons and Shareholders.  All outstanding Options and RSUs granted under the Corporation's existing equity incentive plan will be governed by the terms of the Amended Plan.

The Amended Plan:

(a) is a "rolling" plan, pursuant to which the aggregate number of Shares to be issued under the Amended Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation's issued and outstanding Shares from time to time;

(b) provides for the awards of Options, Restricted Share Units ("RSUs") and DSUs (collectively the "Awards"); and

(c) provides for a purchase program for eligible employees of the Corporation (the "Purchase Program") to purchase Shares ("Program Shares").

The Amended Plan provides for the grant to eligible Directors, employees (including officers) and consultants of Options, RSUs and DSUs that automatically convert, or are redeemable, into Shares. The Amended Plan also includes a Purchase Program for eligible employees to purchase Program Shares.

The aggregate number of Shares that may be subject to issuance under the Amended Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation's issued and outstanding share capital from time to time.

The aggregate maximum number of Shares available for issuance from treasury underlying RSUs and DSUs under the Amended Plan, subject to adjustment under the Amended Plan, is 2,000,000 Shares (1,500,000 for RSUs and 500,000 for DSUs).  Any Shares subject to a RSU or DSU which has been granted under the Amended Plan and which has been cancelled or terminated in accordance with the terms of the Amended Plan will again be available under the Amended Plan.

The Amended Plan also includes certain amendments to reflect grants of Awards to U.S. taxpayers.

Options

The Amended Plan authorizes the Board, on the recommendation of the Human Resources and Compensation Committee, to grant Options to eligible employees, eligible consultants and eligible directors (each, a "Participant"). The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of Options granted pursuant to the Amended Plan, from time to time are determined by the Board, on the recommendation of the Human Resources and Compensation Committee, at the time of the grant, subject to the defined parameters of the Amended Plan. The date of grant for the Options, unless otherwise determined by the Board, shall be the date the Human Resources and Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Human Resources and Compensation Committee, the date such grant was approved by the Board. Each Option grant shall be evidenced by an Option grant letter.

The exercise price of any Option cannot be less than the Market Price (as defined by the policies of the Exchange) on the date of grant.

Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board. In the event of death of an optionee, any Option held by the optionee at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the optionee's rights under the Option shall pass by the optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Human Resources and Compensation Committee, all such Options shall be exercisable only to the extent that the optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the exercise period in respect thereof, whichever is sooner. If an optionee ceases to be employed by the Corporation for cause, no Option held by such optionee will, unless otherwise determined by the Board, on the recommendation of the Human Resources and Compensation Committee, be exercisable following the date on which the optionee ceases to be so engaged.

Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options shall vest as follows: (a) for an eligible employee, annually over a thirty-six month period, with one-third of the Options vesting on the date which is twelve months after grant and an additional one-third each twelve months thereafter; and (b) for an eligible director, annually over a twenty-four month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter.

Unless prohibited by the Exchange, optionees have a cashless exercise right with respect to Options under the Amended Plan. Notwithstanding the above, the maximum number of Shares issuable on the exercise of Options that are designated as "incentive stock options" within the meaning of Section 422 of the United States Revenue Code of 1986 (as amended) (the "U.S. Code"), subject to adjustment under the Amended Plan, is 7,500,000 Shares. Those Options designated as "incentive stock options" are subject to special requirements set out in the Amended Plan and consistent with the U.S. Code.

RSUs

The Amended Plan authorizes the Board to grant RSUs, in its sole and absolute discretion, to a Participant.  Each RSU provides the recipient with the right to receive Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Amended Plan and with such additional provisions and restrictions as the Board may determine.  Each RSU grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board, on recommendation of the Human Resources and Compensation Committee, deem appropriate.

Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Human Resources and Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Shares. Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board. In addition, RSUs may be subject to performance conditions during such period of time.

The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Corporation's issued and outstanding Shares; and (ii) within a 12-month period shall not exceed 2% of the Corporation's issued and outstanding Shares.

In the event the Participant retires or is terminated during the vesting period, any RSU held by the Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability the vesting period shall accelerate and the Shares underlying the RSUs shall be issued.

Except to the extent prohibited by the Exchange, on vesting of the RSUs the Corporation shall redeem the RSUs in accordance with the Participant's election by:

(a) issuing to the Participant one Share for each RSU redeemed provided the Participant makes payment to the Corporation of an amount equal to the tax obligation required to be remitted by the Corporation to the taxation authorities as a result of the redemption of the RSUs;

(b) issuing to the Participant one Share for each RSU redeemed and either (i) selling, or arranging to be sold, on behalf of the Participant, such number of Shares issued to the Participant as to produce net proceeds available to the Corporation equal to the applicable tax obligation so that the Corporation may remit to the taxation authorities an amount equal to the tax obligation, or (ii) receiving from the Participant at the time of issuance of the Shares an amount equal to the applicable tax obligation;

(c) subject to the discretion of the Corporation, paying in cash to, or for the benefit of, the Participant, the value of any RSUs being redeemed, less any applicable tax obligation; or

(d) a combination of any of the Shares or cash in (a), (b) or (c) above.

DSUs

The Amended Plan authorizes the Board to grant DSUs, in its sole and absolute discretion, to a Participant. Each DSU grant shall be evidenced by a deferred share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board, on recommendation of the Human Resources and Compensation Committee, deem appropriate.

Participants may elect, subject to the approval of the Human Resources and Compensation Committee and limitations on the number of DSUs issuable pursuant to the Amended Plan, to receive DSUs for up to 100% of a Participant's base compensation.  All DSUs granted with respect to base compensation will be credited to the Participant's account when such base compensation is payable.

The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Corporation's issued and outstanding Shares; and (ii) within a 12-month period shall not exceed 2% of the Corporation's issued and outstanding Shares.

In the event of death or total disability of the Participant, the legal representative of the Participant shall provide a redemption notice to the Corporation.

Each Participant shall be entitled to redeem DSUs during the period commencing on the business day immediately following the Participant's retirement or termination and ending on the 90th day following such date by providing a written notice to the Corporation.

Except to the extent prohibited by the Exchange, upon redemption the Corporation shall redeem DSUs in accordance with the election made in the written notice to the Corporation by:

(a) issuing that number of Shares issued from treasury equal to the number of DSUs in the Participant's account, subject to any applicable deductions and withholdings;

(b) paying in cash to, or for the benefit of, the Participant, the Market Price (as defined in the polices of the Exchange) of any DSUs being redeemed on the retirement or termination date, less any applicable tax obligation; or

(c) a combination of any of the Shares or cash in (a) or (b) above.

Purchase Program

The Amended Plan provides for a Purchase Program pursuant to which eligible employees ("Program Participants") may purchase Program Shares.

An eligible employee may enter the Purchase Program by providing written notice to the Corporation of its intention to enroll in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount. Unless a Program Participant authorizes changes to his or her payroll deductions or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Corporation shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect. A Program Participant may contribute, on a per pay period basis, between one percent (1%) to five percent (5%) of a Program Participant's compensation on each payday.

The Corporation may appoint a program agent to administer the Purchase Program on behalf of the Corporation (a "Program Agent") and the Program Participants, pursuant to an agreement between the Corporation and the Program Agent which may be terminated by the Corporation or the Program Agent in accordance with its terms. Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent.

Subject to the Corporation's blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of 12 months.

During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice, the Corporation, at its sole option, may record its obligation to make a contribution, up to 100% of the Program Shares purchased under the Purchase Program by the Program Agent on behalf of the Program Participant (an "Employer Contribution"), to the Program Participant's account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer Contributions will be designated as "Employer Shares" and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant's account under the Purchase Program shall be at the option of the Board and based on the market price for the Program Shares on the last trading day of the applicable month, however the issuance of such Employer Shares will be deferred by the Corporation for a period of 12 months following the last trading day of such month. The Corporation will purchase such Employer Shares at market.

Provisions applicable to all grant of Awards

The aggregate number of Shares that may be issued and issuable together with any other securities-based compensation arrangements of the Corporation, as applicable,

(a) to any one Participant, within any one-year period, shall not exceed 5% of the Corporation's outstanding issue from time to time;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Corporation's outstanding issue from time to time;

(c)  to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Corporation's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Corporation's outstanding issue from time to time;

(e)  to insiders (as a group) within a one-year period shall not exceed 10% of the Corporation's outstanding issue; and

(f) to any one insider and his or her associates within any one-year period shall not exceed 5% of the Corporation's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any individual (when combined with all of the Corporation's other security-based compensation arrangements, as applicable) exceed 5% of the Corporation's outstanding issue from time to time.

The Board has approved the Amended Plan. The formal adoption of the Amended Plan is subject to disinterested Shareholder approval at the Meeting and final Exchange approval. The Corporation estimates that a total of 9,812,350 Shares held by the Corporation's directors, officers, employees and advisors will be excluded from voting on the Amended Plan resolution.

The full text of the Amended Plan is attached as Schedule "A" hereto.

Disinterested Shareholders will be asked at the Meeting to pass an ordinary resolution, the text of which will be substantially the form as follows:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. The Amended Plan (as defined and described in the Corporation's management information circular dated May 1, 2020), pursuant to which, (i) eligible employees of the Corporation may purchase common shares in the Corporation; and (ii) directors may, from time to time, authorize the issuance of options, restricted share units and deferred share units to certain directors, officers, employees and consultants of the Corporation and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Corporation at the time of grant and to a maximum of 1,500,000 restricted share units and 500,000 deferred share units, be and is hereby authorized and approved, subject to stock exchange approval; and

2. Any one or more directors or officers of the Corporation be and are hereby authorized, for and on behalf of the Corporation, to execute and deliver all other documents and instruments and do all such acts or things, and making all necessary filings with applicable regulatory bodies and stock exchanges, as such directors or officers may determine to be necessary or desirable to carry out the foregoing resolutions."

Accordingly, the Board of Directors and Management are recommending that disinterested Shareholders vote FOR the approval of the Amended Plan.  Disinterested Shareholder proxies received in favour of management will be voted FOR the approval of a resolution of disinterested Shareholders regarding the approval of the Amended Plan, unless a Shareholder has specified in the proxy that such Shares are to be voted against such disinterested Shareholder resolution.

Special Resolution to Approve the Continuation (defined below)

Shareholders will be asked at the Meeting to vote on the Continuation Resolution, the text of which is set out below, approving the continuation of the Corporation from the Province of Ontario to the Province of British Columbia (the "Continuation").  Upon the completion the Continuation, the OBCA will cease to apply to the Corporation and the Corporation will become subject to the Business Corporations Act (British Columbia) (the "BCBCA"), as if it had been originally incorporated under the BCBCA.  The articles and the by-laws of the Corporation will be replaced by notice of articles and articles, the proposed form of which are attached as Schedule "E".  The registration of the Continuation does not create new legal entity, nor does it prejudice or affect the continuity of the Corporation; however, the Continuation of the Corporation under the BCBCA will affect certain rights of Shareholders as they currently exist under the OBCA.  Set out below under the "The Continuation - Corporate Law Differences" is a summary of some of the key differences in corporate law between the OBCA and the BCBCA.  A description of the key differences between the current articles and by-laws of the Corporation and the proposed articles can be found under "The Continuation - Comparison of Integra's Articles and By-Laws and Proposed Articles".

To be effective, the Continuation Resolution must be approved by special resolution in order to become effective.  To pass, a special resolution requires a majority of not less than two-thirds of the votes cast by Shareholders who vote in person or by Proxy at the Meeting.  If Shareholder approval for the Continuation is not obtained, the Corporation will remain an Ontario corporation, subject to the requirements of the OBCA.  If the Continuation Resolution is approved at the Meeting, the Continuation is expected to be effected as soon as possible after the Meeting.  The Corporation may nonetheless elect not to complete the Continuation.  Registered Shareholders have certain rights of dissent in respect of the Continuation.  See "The Continuation - Dissent Rights".

The Continuation

For corporate and administrative reasons, the Board is of the view that it would be appropriate to continue the Corporation as a British Columbia company.  The Corporation's head office is located in British Columbia.  The Corporation believes the BCBCA is a more modern corporate statute that provides additional flexibility to the Corporation in a number of areas.  In British Columbia, the Corporation will have greater flexibility to attract the most qualified and experienced directors from a global talent pool, who have the expertise and skills required by the Corporation's business, particularly in relation to the Corporation's DeLamar Project in Idaho, United States.  The BCBCA also provides increased flexibility with respect to capital management, resulting from more flexible rules relating to dividends, share purchases, redemption, consolidations and accounting for capital.  In addition, the harmonization of the BCBCA with applicable securities laws has reduced the regulatory burden as compared to other Canadian jurisdictions.

The Continuation Resolution confers discretionary authority on the Board to revoke the Continuation Resolution before the Continuation occurs.  The Board may exercise its discretion and elect not to proceed with the Continuation, notwithstanding Shareholder approval, for any number of reasons, including, for example, the number of Registered Shareholders that dissent in respect of the Continuation Resolution.

Effect of Continuation

Upon completion of the Continuation, the OBCA will cease to apply to the Corporation and the Corporation will become subject to the BCBCA, as if it had been originally incorporated under the BCBCA.  The articles and the by-laws of the Corporation will be replaced by notice of articles and articles, the proposed form of which are attached as Schedule "E".  The registration of the Continuation does not create a new legal entity, nor does it prejudice or affect the continuity of the Corporation; however, the Continuation of the Corporation under the BCBCA will affect certain rights of Shareholders as they currently exist under the OBCA and the Corporation's by-laws.  Set out below under "The Continuation - Corporate Law Differences" is a summary of some of the key differences in corporate law between the OBCA and BCBCA.  A description of the key differences between the current articles and by-laws of the Corporation and the proposed articles can be found under "The Continuation - Comparison of Integra's Articles and By-Laws and Proposed Articles".

These summaries are not intended to be exhaustive and Shareholders should consult their legal advisors regarding the implications of the Continuation, which may be of particular importance to them.

Procedure for Continuation

In order to effect the Continuation, the Continuation Resolution must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by Proxy at the Meeting. If the Continuation Resolution is approved, the Corporation will apply to the Director appointed under the OBCA to continue under the BCBCA. The Director will generally authorize a continuance from the OBCA to the BCBCA upon: (i) receipt of an application for authorization to continue into another jurisdiction; (ii) being satisfied that certain rights, obligations, liabilities and responsibilities of the Corporation as set out in Section 181(9) of the OBCA will remain unaffected as a result of the Continuation; and (iii) receipt of the consent of the Ontario Securities Commission and the Ministry of Finance (Ontario) with respect to the Continuation. After the authorization from the Director is obtained, one or more of the directors of the Corporation signs the proposed articles of the Corporation, the Corporation applies to the BC Registrar to continue under the BCBCA, and the BC Registrar issues a certificate of continuation, at which time the Continuation will be effective. The Corporation then files the certificate of continuation with the Director under the OBCA and the Director issues a certificate of discontinuance under the OBCA.

If the Continuation Resolution is approved at the Meeting, the Continuation is expected to be effected as soon as possible after the Meeting.

Corporate Law Differences

The BCBCA provides Shareholders with substantially the same rights as are available to Shareholders under the OBCA, including approval rights over fundamental changes, rights of dissent and appraisal and rights to bring derivative actions and oppression actions; however, there are certain differences between the two statutes and the regulations made thereunder, which may be relevant to Shareholders.

The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Continuation which may be of importance to them.

Charter Documents

Under the OBCA, a corporation's charter documents consist of (i) "articles of incorporation," which set forth, among other things, the name of the corporation, the amount and type of authorized capital and the terms (including any special rights and restrictions) attaching thereto, and the minimum and maximum number of directors of the corporation; and (ii) the "by-laws," which govern the management of the corporation's affairs.  The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation's registered office, or at another location designated by the corporation's directors.

Under the BCBCA, a corporation's charter documents consist of (i) a "notice of articles," which sets forth, among other things, the name of the corporation, the amount and type of authorized capital and whether any special rights and restrictions are attached to each class or series thereof, and certain information about the directors of the corporation; and (ii) the "articles" which govern the management of the corporation's affairs and set forth the special rights and restrictions attached to each authorized class or series of shares. The notice of articles is filed with the BC Registrar, while articles are filed only with the corporation's records office.

Sale of Business or Assets

Under the OBCA a sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business requires a special resolution passed by two-thirds of votes cast by shareholders at a meeting called to approve such transaction. If such a transaction would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on such transaction, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series.

The BCBCA requires the sale, lease or other disposition of all or substantially all of a corporation's undertaking, other than in the ordinary course of its business, to be authorized by special resolution, being a resolution passed by shareholders where the majority of the votes cast by shareholders entitled to vote on the resolution constitutes a special majority (i.e., two-thirds of the votes cast, unless a greater majority of up to three-quarters is required by the articles). The BCBCA contains a number of exceptions that are not included in the OBCA, such as with respect to dispositions by way of security interests, certain kinds of leases and dispositions to related corporations or entities.

Amendments to the Charter Documents

Any substantive change to the articles of a corporation under the OBCA, such as alteration of the restrictions, if any, on the business that may be carried on by the corporation, a change in the name of the corporation or an increase or reduction of the authorized capital of the corporation requires a special resolution passed by not less than two-thirds of the votes cast by shareholders at a meeting called to approve such change. Other fundamental changes such as an alteration of special rights and restrictions attached to the issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction also require a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the corporation. The holders of shares of a class or of a series are, in certain situations and unless the articles provide otherwise, entitled to vote separately as a class or series upon a proposal to amend the articles.

Pursuant to the BCBCA, fundamental changes generally require a resolution passed by a special majority of the votes cast by shareholders entitled to vote on the resolution (i.e., two-thirds of the votes cast, unless a greater majority of up to three-quarters is required by the articles), unless the BCBCA or the articles require a different type of resolution to make such change. Accordingly, certain alterations to a BCBCA corporation, such as a name change or certain changes in its authorized share structure, can be approved by a different type of resolution where specified in the articles, subject always to the requirement that a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the notice of articles or articles unless the shareholders holding shares of the class or series of shares to which such right or special right is attached consent by a special separate resolution of those shareholders.

While the Corporation has formulated the proposed articles to ensure the continuity of the rights of Shareholders, the proposed articles permit the Board to make the following changes, among other, by Board resolution: (i) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (ii) increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Corporation is authorized to issue out of any class or series of shares for which no maximum is established; (iii) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; and (iv) alter the identifying name of any of its shares;

Rights of Dissent and Appraisal

The OBCA provides that registered shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to: (i) amend its articles under Section 168 of the OBCA to add, change or remove restrictions on the issue, transfer or ownership of shares of a class or a series of shares of a corporation; (ii) amend its articles under Section 168 of the OBCA to add, change or remove any restriction on the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; (iii) amalgamate with another corporation under Section 175 or 176 of the OBCA; (iv) be continued under the laws of another jurisdiction under Section 181 of the OBCA; or (v) sell, lease or exchange all or substantially all of its property under Subsection 184(3) of the OBCA.

The BCBCA contains a similar dissent remedy, although the triggering events and procedure for exercising this remedy are slightly different from those contained in the OBCA.  Pursuant to the BCBCA, the dissent right is also available with respect to a resolution to approve an arrangement, if the terms of the arrangement permit dissent, any other resolution if dissent is authorized by the resolution, and with respect to any court order that permits dissent, but is not available with respect to an alteration to the articles to add, change or remove restrictions on the issue, transfer or ownership of shares.  In addition, under the BCBCA, such dissent must be exercised with respect to all of the shares to which the dissenting shareholder is the registered and beneficial owner (and cause the registered owner of any such shares beneficially owned by the dissenting shareholder to dissent with respect to all such shares).

Oppression Remedies

Pursuant to the OBCA, a registered holder, beneficial holder or former registered holder or beneficial holder of a security of a corporation or its affiliates, a director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy (each, a complainant), and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates:

  any act or omission of a corporation or its affiliates effects or threatens to effect a result;

  the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or

  the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.  On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The BCBCA contains a similar oppression remedy.  The remedy under the BCBCA is not expressly available for "unfairly disregarding the interests" of the shareholder.  Also, in British Columbia, the oppression remedy is only available to shareholders (although in connection with an oppression action, the term "shareholder" includes beneficial shareholders and any other person whom a court considers to be an appropriate person to make such an application).  Under the OBCA, the complainant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate's directors, whereas under the BCBCA, the shareholder can complain only of oppressive conduct of the corporation.  Pursuant to the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner.  As with the OBCA, under the BCBCA the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation.  Pursuant to the OBCA, a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (i) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (ii) the realization value of the corporation's assets would thereby be less than the aggregate of its liabilities.  Under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the OBCA, a complainant may, with judicial leave, bring an action in the name and on behalf of the corporation or any of its subsidiaries or intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary.

Similar rights to bring a derivative action are contained in the BCBCA, but these rights extend only to shareholders (although in connection with a derivative action, the term "shareholder" includes beneficial shareholders and any other person whom the court considers to be an appropriate person to make such an application) and directors.

Shareholder Proposals

A shareholder of a corporation incorporated under the OBCA who is entitled to vote may submit notice of a shareholder proposal.  To be eligible to make a proposal, a person must a registered holder of shares entitled to vote or a beneficial owner of shares that are entitled to be voted at a meeting of shareholders; provided that if a person claims to be a beneficial holder, the company may require the person to provide proof that the person is a beneficial owner of shares.

In order to submit a proposal under the BCBCA, a person must have been a registered owner or beneficial owner of one or more shares carrying the right to vote at general meetings and must have owned such shares for an uninterrupted period of at least two years before the date of signing the proposal. The proposal must be  signed by shareholders who, together with the submitter, are registered or beneficial owners of: (a) at least 1% of the issued shares of the corporation that carry the right to vote at general meetings; or (b) shares with a fair market value exceeding an amount prescribed by regulation (currently $2,000).

Requisition of Meetings

The OBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting to require the directors to call a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting within four months.

Place of Meetings

The OBCA requires all meetings of shareholders, subject to the articles and any unanimous shareholder agreement, to be held at the place within or outside Ontario as determined by the directors or, in the absence of such a determination, at the place where the registered office of the corporation is located.

The BCBCA provides that meetings of shareholders must be held in British Columbia, unless: (i) the articles provide for a location outside British Columbia, or the articles do not restrict the corporation from approving a location outside British Columbia and the location is approved by the resolution required by the articles for that purpose (or if no resolution is required for that purpose by the articles, by an ordinary resolution); or (ii) the location is approved in writing by the BC Registrar before the meeting is held.  The proposed articles contemplate that shareholder meetings can be held within or outside of British Columbia as determined by the Board.

Directors' Residency Requirements

The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

Comparison of Integra's Articles and By-Laws and Proposed Articles

The articles of the Corporation proposed to be adopted in connection with the Continuation are substantially similar to the current articles and by-laws of the Corporation.  The proposed articles have been prepared with a view to corporate governance best practices under the BCBCA, the articles of certain large British Columbia incorporated public corporations and continuity of rights of Shareholders.  It is customary under the BCBCA to not duplicate in the articles provisions of applicable law contained in such legislation, which results in the articles of British Columbia corporations being less duplicative than the by-laws of corporations existing under the OBCA. The omission of certain provisions of the current Corporation by-laws from the proposed articles as a result of such matters being governed by the provisions of the BCBCA will not materially affect the substantive rights of Shareholders or the procedural aspects of the Corporation's by-laws, except to the extent described below or as a result of the differences in the BCBCA and the OBCA, as discussed above under "The Continuation - Corporate Law Differences".

Set out below is a summary of the certain differences between the Corporation's articles and by-laws, as they exist today, and the provisions of the proposed articles.  The proposed articles are attached as Schedule "E".  The Corporation's current articles and by-laws can be found on SEDAR under the Corporation's profile at www.sedar.com.  Shareholders are urged to review all such documents before determining whether to vote in favour of the Continuation Resolution.  The summary of the provisions of such documents included below is qualified in its entirety by the complete text of such documents.

Advance Notice of Director Nominations

The Corporation's existing by-laws set out advance notice requirements for director nominations.  Among other things, the by-laws fix a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and sets out the information that Shareholders must provide in the notice for it to be valid.  These requirements are intended to provide all Shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding those nominees.

After the Continuation, these advance notice requirements will be incorporated directly into the Corporation's new articles.  These requirements will be substantially the same as the existing requirements, except for minor amendments discussed below.

  The deadline by which Shareholders must notify the Corporation of their intention to nominate directors remains the same in the proposed articles; however, should the Corporation utilize the notice and access provisions under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuers for the delivery of proxy-related materials in respect of an annual general meeting or special meeting and the notice date in respect of the meeting is not less than 50 days before the date of the applicable meeting the notice must not be received not later than the close of business on the 40th day before the date of the applicable meeting.

  Under the proposed articles bring forward the requirement in the Corporation's existing by-laws that the nominating Shareholder provide information with respect to the nominee director.  The nominating Shareholder providing notice, and each beneficial owner on whose behalf the nomination is made will also have to provide fulsome information about themselves.

  Under the proposed articles, the nominating Shareholder must update the information provided in the notice to the Corporation so that the information is true and correct in all material respects as of the date that is 10 business days before the date of the applicable meeting.

Quorum

Quorum under the Corporation's by-laws for the transaction of business at any meeting of Shareholders is two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled.  The proposed articles continue with this threshold and add that such Shareholders must also hold at least 5% of the issued Shares entitled to be voted at the meeting. This additional criteria is typical in BCBCA companies and has been added to ensure that an appropriate percentage of Shareholders are represented at meetings.

Record Date

Under the Corporation's existing by-laws, the Board may fix a record date for the determination of the persons entitled to receive payment of dividends or to exercise the right to subscribe for such securities by not more than 50 days of the date for the such payment or exercise.  The record date under the proposed articles must now not precede the date on which the dividend is to be paid by more than two months.

Forum Selection

The proposed articles include a new provision with respect to forum selection and stipulate that unless the Corporation consents in writing to the selection of an alternative forum, the Supreme Court of the Province of British Columbia, Canada (and the appellate Courts therefrom) be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or the proposed articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Corporation, its affiliates and their respective shareholders, directors and/or officers.  The forum selection provision; however, does not include any action or proceeding related to the business carried on by the Corporation or such affiliates, which action or proceeding may be brought in another jurisdiction, as appropriate.

Removal of Directors

Under the OBCA, directors may be removed by shareholders by ordinary resolution (simple majority) passed at an annual or special meeting of shareholders.  A company may remove a director before the expiration of the director's term of office under the BCBCA by special resolution, or if the articles of the company permit, either by less than a special majority (two-thirds) or by some other method or resolution specified.  The proposed articles stipulate that Shareholders may remove any Director before the expiration of his or her term of office by special resolution.  The proposed articles also stipulate that Directors may remove any Director before the expiration of his or her term of office if the Director is convicted of an indictable offence, or if the Director ceases to be qualified to act as a Director of the Corporation in accordance with the BCBCA and does not promptly resign.

Dissent Rights

A Registered Shareholder is entitled to dissent from the Continuation Resolution in the manner provided in Section 185 of the OBCA.  Section 185 of the OBCA is reprinted in its entirety in Schedule "D". Set out in Schedule "C" is a summary of the dissent procedure.

Proposed Continuation Resolution

Shareholders will be asked at the Meeting to vote on the Continuation Resolution, the text of which is set out below, approving the Continuation. To be effective, the Continuation Resolution must be approved by special resolution in order to become effective. To be effective, the Continuation Resolution must be approved by special resolution in order to become effective. To pass, a special resolution requires a majority of not less than two-thirds of the votes cast by Shareholders who vote in person or by Proxy at the Meeting. If Shareholder approval for the Continuation is not obtained, the Corporation will remain an Ontario corporation, subject to the requirements of the OBCA.  If the Continuation Resolution is approved at the Meeting, the Continuation is expected to be effected as soon as possible after the Meeting.

Notwithstanding the above, the Continuation Resolution confers discretionary authority on the Board to revoke the Continuation Resolution before the Continuation occurs.  The Board may exercise its discretion and elect not to proceed with the Continuation, notwithstanding Shareholder approval, for any number of reasons, including, for example, the number of Registered Shareholders that dissent in respect of the Continuation Resolution.

Shareholders will be asked at the Meeting to pass a special resolution (the "Continuation Resolution"), the text of which will be substantially the form as follows:

"RESOLVED, AS AN SPECIAL RESOLUTION, THAT:

1. The continuance of Integra Resources Corp. (the "Corporation") from the Province of Ontario to the Province of British Columbia pursuant to Section 181 of the Business Corporations Act (Ontario) (the "OBCA") and Section 302 of the Business Corporations Act (British Columbia) (the "BCBCA"), is hereby authorized and approved;

2. The Corporation is authorized to make application to the Director under the OBCA, pursuant to Section 181 of the OBCA, for authorization to continue under the BCBCA;

3. The Corporation is authorized to make application to the Registrar of Companies under the BCBCA, pursuant to Section 302 of the BCBCA, for a certificate of continuation continuing Integra under the BCBCA;

4. Upon the issuance of a certificate of continuation continuing the Corporation under the BCBCA, the articles and by-laws of the Corporation shall be replaced in their entirety by the notice of articles described in, and the articles substantially in the form attached to Schedule "E" to, the management information circular of the Corporation dated May 1, 2020;

5. Notwithstanding that the foregoing resolutions have been passed by the holders of the outstanding common shares of the Corporation (the "Shareholders"), the board of directors of Integra may revoke these resolutions and abandon the continuance, in whole or in part, without any further approval of Shareholders; and

6. Any one or more directors or officers of the Corporation be and are hereby authorized, for and on behalf of the Corporation, to execute and deliver all other documents and instruments and do all such acts or things, and making all necessary filings with applicable regulatory bodies and stock exchanges, as such directors or officers may determine to be necessary or desirable to carry out the foregoing resolutions."

Accordingly, the Board of Directors and Management are recommending that Shareholders vote FOR the approval of the Continuation Resolution. Shareholder proxies received in favour of management will be voted FOR the approval of the Continuation Resolution, unless a Shareholder has specified in the proxy that such Shares are to be voted against the Continuation Resolution.

PART 3: DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

____________________________________________________________________________________________

The following information is presented in accordance with National Instrument Form 51-102F6V - Statement of Executive Compensation.

Compensation of NEOs

During the financial year ended December 31, 2019, the Corporation had four Named Executive Officers (defined below): George Salamis, President, Chief Executive Officer ("CEO") and Director; Andrée St-Germain, Chief Financial Officer ("CFO") and Corporate Secretary; E. Max Baker, Vice President Exploration ("VP Exploration") and Timothy D. Arnold ("COO").  Mr. Timothy Arnold joined the Corporation in January 2019 as VP Project Development.  He was subsequently appointed as COO in November 2019.

Under National Instrument Form 51-102F6V - Statement of Executive Compensation, "Named Executive Officers" or "NEOs" are the CEO, CFO and the most highly compensated executive officer whose total compensation was, individually, more than $150,000 for the financial year (as at December 31, 2019).  The Corporation has included Mr. Baker as a Named Executive Officer in the disclosure below.

Oversight and Description of NEO Compensation

The Human Resources and Compensation Committee is responsible for the Corporation's compensation policies and practices. The Human Resources and Compensation Committee has the responsibility to review and make recommendations concerning the compensation of the Named Executive Officers. The Human Resources and Compensation Committee also has the responsibility to make recommendations concerning annual bonuses and grants to eligible persons under the Corporation's existing equity incentive plan and under the Amended Plan. The Nomination and Corporate Governance Committee reviews and approves the hiring of executive officers.

Principles of Executive Compensation

The Human Resources and Compensation Committee believes in linking an individual's compensation to his or her performance and contribution as well as to the performance of the Corporation as a whole. The primary components of the Corporation's executive compensation are base salary, cash bonus (short-term incentive) and Option/RSUs based awards (long-term incentive). The Board believes that the mix between base salary and incentives must be reviewed and tailored to each executive based on their role within the organization as well as their own personal circumstances. The overall goal is to successfully link compensation to the interests of the Shareholders. The following principles form the basis of the Corporation's executive compensation program:

(a) align interest of executives and Shareholders;

(b) attract and motivate executives who are instrumental to the success of the Corporation and the enhancement of Shareholder value;

(c) provide incentive to the executives to continuously improve operations and execute on corporate strategy;

(d) pay for performance; and

(e) ensure compensation methods have the effect of retaining those executives whose performance has enhanced the Corporation's long-term value.

Neither the Directors nor the Named Executive Officers are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Corporation to such individuals as compensation or held, directly or indirectly, by the Director or Named Executive Officers.

Total Compensation Components

The Human Resources and Compensation Committee believes that the objective of Named Executive Officers compensation practices should be to align the Total Direct Compensation (as hereinafter defined) with that of similar sized companies. Total Direct Compensation is the total of base salary (or consulting fees), annual incentive bonus and the Black-Scholes value of long-term incentive compensation.

The Human Resources and Compensation Committee reviews the NEOs Total Direct Compensation at the end of each year, and compares it with Total Direct Compensation of comparable publicly traded Canadian companies, to ensure that the Total Direct Compensation of the Corporation's NEOs is in-line with the industry.

The Corporation's peer group has been selected based on market capitalization, stage of development and jurisdiction. Comparative data for the Corporation's peer group is accumulated by the Human Resources and Compensation Committee from a number of external sources. The initial peer group selected by the Human Resources and Compensation Committee will be reviewed on an annual basis to ensure that it is relevant to the Corporation's growth and includes the following:

Almaden Minerals Corvus Gold Midas Gold

Ascot Resources First Mining Gold Nighthawk Gold

Auryn Resources Harte Gold Probe Metals

Barkerville Gold Mines Liberty Gold Pure Gold

BonTerra Resources Marathon Gold

Set forth below is a table that describes the elements of NEO compensation:

Elements	Description	Objectives
Base Salary	Base salary is determined through an analysis of a comparator group for similar positions. It reflects the capability of the executive as demonstrated over an extended period of time.	Attraction, retention and motivation; and annual salary adjustments as appropriate.
Annual Cash Bonus - Short Term Incentives

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.

Pay for performance; align with business strategy; and attraction, retention and motivation.
Options & RSUs - Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.

Align to Shareholder interests; pay for performance; and attraction, retention and motivation.
Benefits	Executives who are employees participate in standard corporate medical, extended health and dental insurance	Attraction and retention.

Base Salary

Base salaries (or consulting fees) of the Corporation's executive officers are based on an assessment of factors such as current competitive market conditions, compensation levels within the comparator group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Base salaries are reviewed at the end of each calendar year. The CEO recommends base salary adjustments to the Human Resources and Compensation Committee for the Named Executive Officers, other than himself. The Human Resources and Compensation Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO, market conditions and the Corporation's ability to pay.

Short-Term Incentives

The short-term incentive program is a variable element of compensation and consists of an annual cash bonus. Annual bonuses may be awarded at the sole discretion of the Board, based on recommendations of the Human Resources and Compensation Committee, for individual achievements, contributions or efforts that the Human Resources and Compensation Committee has determined can reasonably be expected to have a positive impact on Shareholder value.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the Named Executive Officers. The Named Executive Officers will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Board's assessment of overall performance. The determination as to whether a target has been met is ultimately made by the Board. The Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

The following table sets out the maximum bonus amounts as a percentage of annual salary and weight between corporate objectives and individual objectives:

NEO	Position	Maximum Bonus (Percentage of Annual Salary)
George Salamis	President & CEO	37.5%
Andrée St-Germain	CFO	37.5%
Max Baker	VP Exploration	37.5%
Timothy Arnold	COO	37.5%

NEO	Position	Corporate Objectives	Individual Objectives
George Salamis	President & CEO	75%	25%
Andrée St-Germain	CFO	75%	25%
Max Baker	VP Exploration	75%	25%
Timothy Arnold	COO	75%	25%

As part of its duties and responsibilities and in conjunction with year-end assessment, the Human Resources and Compensation Committee reviewed each NEOs 2019 individual objectives and the Corporation's 2019 corporate objectives. All objectives have been pre-approved by the Board in early 2019, and reviewed / re-assed mid-year. The Human Resources and Compensation Committee met with the NEOs for discussion and consideration of each element contained in the 2019 individual and corporate objectives.

The following is a summary of the achievements completed by the Corporation towards reaching the 2019 corporate objectives:

  Capital Market / Investor Relations / Finance (weight 30.0%)

    Outperformed peer set and GDXJ; Relative share performance of 43.5% vs. peer set average performance of 21.4% and GDXJ performance of 39.8%;
    Raised a total of $44 million to fund 2019 and 2020 expenditures;
    Attracted a strategic investor (Coeur Mining);
    Strengthen the board with the addition of Mr. C.L. "Butch" Otter;
    Strengthen the executive team with the addition of Mr. Timothy Arnold as COO;
    Maintained strong presence at investors' conferences and completed several road shows;
    Increased research coverage and media presence;
    Successful execution of corporate and site budgets; and
    Repayment of final promissory note to Kinross Gold. As a result, the Corporation now has no debt outstanding and owns the DeLamar Project free and clear of encumbrances.

  Resource Growth and Exploration / Project Development (weight 47.5%)

    Converted 90% of our mineral resources from the "inferred" category to the "measured and indicated";
    Delivered a maiden Preliminary Economic Assessment highlighting the exceptional economics of the DeLamar and Florida Mountain deposits;
    Successful execution of the 2019 exploration work program, including 23,000m + of drilling;
    Significant new value-adding discoveries identified at War-Eagle, Sullivan Gulch and Henrietta, in addition to step-out success at Florida Mountain;
    Continued consolidation of land package; and
    Intensive metallurgical test work.

  Health & Safety / Environmental / Corporate Governance / Social Responsibility (weight 22.5%)

    Applied health & safety standards comparable with the mining industry.  Zero reportable incidents;
    Operated in an environmentally sustainable manner.  Zero reportable environmental spills; and
    Established positive communications with local stakeholders and governmental agencies and implemented community involvement programs.

Based on the Human Resources and Compensation Committee's assessment, the Board recognized that all 2019 corporate objectives have been met.  NEOs individual objectives were also achieved. As a result, 2019 performance cash bonuses were paid in full (in March 2020) following approval by the Board of Directors, at its full discretion, based on the recommendation of the Human Resources and Compensation Committee.

Long-Term Incentives

Long-term incentives are performance-based grants of Options and/or RSUs.  The awards are intended to align executive interests with those of Shareholders by tying compensation to Share performance and to assist in retention through vesting provisions.  The Board implemented a formal annual option/RSU grant in 2018.

The Options granted to NEOs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

Grants of Options and RSUs are based on:

(a) the executive's performance;

(b) the executive's level of responsibility within the Corporation;

(c) the number and exercise price of Options previously issued to the executive; and

(d) the overall aggregate total compensation package provided to the executive.

Management makes recommendations to the Human Resources and Compensation Committee and the Board concerning the long-term incentives based on the above criteria. Options and RSUs are granted on an annual basis in connection with the review of executives' compensation packages. Options and RSUs may also be granted, at the discretion of the Board, throughout the year, as special recognition for extraordinary performance. The Board will consider previous grants of Options and RSUs and the overall number of awards that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the Named Executive Officer.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the two most recently completed financial years to the Named Executive Officers:

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES(1)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
George Salamis, President, CEO, Director	2019 2018	300,000(2) 300,000(2)	112,500(2) (3) 200,000(2)(4)	Nil Nil	Nil Nil	Nil Nil	412,500 500,000
Andrée St-Germain, CFO and Corporate Secretary	2019 2018	200,000 200,000	73,500(3) 73,500(4)	Nil Nil	Nil Nil	Nil Nil	273,500 273,500
Max Baker, VP Exploration	2019 2018	246,772 259,198	92,540(3) 97,199(4)	Nil Nil	Nil Nil	Nil Nil	339,312 356,397
Timothy Arnold,(5) COO	2019 2018	296,126 Nil	111,047(3) Nil	Nil Nil	Nil Nil	Nil Nil	407,174 Nil

Notes:

(1) This table does not include any amount paid as reimbursement for expenses or value of option grants.

(2) This amount was paid to a private company controlled by Mr. Salamis for his services as President and CEO.

(3) Cash bonus earned for 2019 performance was paid in March 2020.

(4) Cash bonus earned for 2018 performance was paid in February 2019.

(5) Timothy Arnold joined the Corporation in January 2019 as VP Project Development.  He was subsequently appointed as COO in November 2019.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Corporation to each Named Executive Officer during the most recently completed financial year:

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
George Salamis,(3) President, CEO, Director	Options(1)	752,000(2) (7%)	Dec 17, 2019	1.15	1.15	1.20	Dec 17, 2024
Andrée St-Germain,(4) CFO and Corporate Secretary	Options(1)	224,000(2) (2%)	Dec 17, 2019	1.15	1.15	1.20	Dec 17, 2024
Max Baker,(5) VP Exploration	Options(1)	224,000(2) (2%)	Dec 17, 2019	1.15	1.15	1.20	Dec 17, 2024
Timothy Arnold,(6) COO	Options(1) Options(1)	349,000(7) (3%) 125,000(7) (1%)	Dec 17, 2019 Jan 16, 2019	1.15 0.86	1.15 0.86	1.20 1.20	Dec 17, 2024 Jan 16, 2024

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release. The options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months

(2) Annual option grant for year ended December 31, 2019.

(3) Mr. Salamis held a total of 2,162,000 Options (770,000 vested) as at December 31, 2019.

(4) Ms. St-Germain held a total of 1,104,000 Options (518,333 vested) as at December 31, 2019.

(5) Mr. Baker held a total of 1,104,000 Options (518,333 vested) as at December 31, 2019.

(6) Mr. Arnold held a total of 474,000 Options (Nil vested) as at December 31, 2019.

(7) Mr. Arnold was granted 224,000 options in December as 2019 annual grant. The remaining options were related to his appointment as VP Project Development and subsequent COO appointment.

None of the Named Executive Officers exercised any compensation securities during the most recently completed financial year of the Corporation.

Material Terms of NEO Agreements

George Salamis, President & CEO

George Salamis is retained in the capacity of President and CEO pursuant to a consulting agreement dated effective October 10, 2017. Pursuant to the agreement with Mr. Salamis, the Corporation agrees to pay Mr. Salamis a bi-weekly fee of $11,538.46 ($300,000 per year), plus any applicable GST. The agreement further provides for the following payments if there is termination with notice:

(a) fees owed to Mr. Salamis;

(b) lump sum cash payment equal to 24-months' of fees;

(c) benefits shall be maintained for a period of eight weeks; and

(d) lump sum cash payment equal to the bonus he would have earned through the notice period of 24 months based on the bonus received in the year prior to termination.

If Mr. Salamis resigns or is terminated within 12 months after a change of control, he will be entitled to receive a lump sum cash payment equal to two years of his fees and an additional amount equal to two times the previous year's annual bonus, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

Andrée St-Germain, CFO and Corporate Secretary

Andrée St-Germain was appointed as CFO and Corporate Secretary under an employment agreement dated effective August 17, 2017. The agreement with Ms. St-Germain provides for a base salary of $200,000, and a discretionary bonus, to be determined by the Board. The agreement further provides for the following payments if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum payment equal to the bonus she would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Ms. St-Germain resigns or is terminated within 12 months after a change of control, she will receive the above compensation and benefits, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

Max Baker, VP Exploration

Max Baker was appointed as VP Exploration under an employment agreement dated effective September 1, 2017. The agreement with Mr. Baker provides for a base salary of US$190,000, and a discretionary bonus, to be determined by the Board. The agreement further provides for the following payments if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24 months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum cash payment equal to the bonus she would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Mr. Baker resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

Timothy Arnold, COO

Timothy Arnold was appointed as COO under an employment agreement dated effective November 5, 2019. The agreement with Mr. Arnold provides for a base salary of US$228,000, and a discretionary bonus, to be determined by the Board. The agreement further provides for the following payments if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum cash payment equal to the bonus she would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Mr. Arnold resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

Timothy Arnold, VP Project Development

Timothy Arnold was appointed as VP Project Development under an employment agreement dated effective January 1, 2019. This agreement with Mr. Arnold was replaced with a new employment agreement dated November 5, 2019 when Mr. Arnold was appointed as COO (as described above). His original agreement provided for a base salary of US$228,000, and a discretionary bonus, to be determined by the Board. The agreement further provided for the following payments if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 12-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 12 months; and

(c) lump sum cash payment equal to the bonus she would have earned through the severance period of 12 months based on the bonus received for the year before termination.

If Mr. Arnold resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

Compensation of Directors

Oversight and Description of Director Compensation

As part of its mandate, the Human Resources and Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the Directors' compensation packages, the Human Resources and Compensation Committee takes into consideration the relative responsibilities of Directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

The annual fee payable to the Corporation's executive chairman is $120,000 ($10,000 per month) and the annual fee payable to non-executive Directors is $36,000 ($3,000 per month). Mr. Otter annual fee is US$36,000 (US$3,000 per month).  The Corporation does not currently pay an additional "per meeting" fee or an additional fee for acting as chair of the Corporation's committees. George Salamis, who is also a Named Executive Officer, is not entitled to receive any additional compensation for acting as a Director.

Directors are also eligible to participate in the Amended Plan, which is designed to give each option holder an interest in preserving and maximizing Shareholder value in the longer term. Independent Directors were awarded an initial Option grant upon joining the Board. Subsequent individual grants will be determined on an annual basis, based on the Corporation's overall performance. Option vesting periods for Directors is as follows: 1/3 upon grant of Options; 1/3 after 12 months; and 1/3 after 24 months.  On approval of the Amended Plan, Directors will be eligible to be granted DSUs.

There are no other arrangements under which the Directors who are not Named Executive Officers were compensated by the Corporation or its subsidiaries during the most recently completed financial year end for their services in their capacity as Directors.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the two most recently completed financial years to the Directors, not including Directors who are also Named Executive Officers:

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES(1)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Lisa McCormark,(2) Former Director	2019 2018	Nil 14,892	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 14,892
Stephen de Jong, Chairman	2019 2018	120,000(3) 120,000(3)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	120,000 120,000
David Awram, Director	2019 2018	36,000 25,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	36,000 25,000
Timo Jauristo,(4) Director	2019 2018	36,000 21,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	36,000 21,000
Anna Ladd-Kruger,(5) Director	2019 2018	36,000 1,839	Nil Nil	Nil Nil	Nil Nil	Nil Nil	36,000 1,839
C.L. "Butch" Otter,(6) Director	2019 2018	13,637 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	13,637 Nil

Notes:

(1) This table does not include any amount paid as reimbursement for expenses or value of option grants.

(2) Ms. McCormack resigned on February 28, 2018 and Mr. Salamis, CEO and President, was appointed Director in her stead.

(3) This amount was paid to a private company controlled by Mr. de Jong for his services as executive Chairman of the Board of Directors.

(4) Mr. Jauristo was appointed Director on February 28, 2018.

(5) Ms. Ladd-Kruger was appointed Director on December 13, 2018.

(6) Mr. Otter was appointed Director on September 16, 2019.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Corporation to each Director, not including Directors who are also Named Executive Officers, during the most recently completed financial year:

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Stephen de Jong,(3) Chairman	Options(1)	240,000(2) (2%)	Dec 17, 2019	1.15	1.15	1.20	Dec 17, 2024
David Awram,(4) Director	Options(1)	200,000(2) (2%)	Dec 17, 2019	1.15	1.15	1.20	Dec 17, 2024
Timo Jauristo,(5) Director	Options(1)	200,000(2) (2%)	Dec 17, 2019	1.15	1.15	1.20	Dec 17, 2024
Anna Ladd-Kruger,(6) Director	Options(1)	200,000(2) (2%)	Dec 17, 2019	1.15	1.15	1.20	Dec 17, 2024
C.L. "Butch" Otter,(7) Director	Options(1) Options(1)	200,000(2) (2%) 250,000(8) (2%)	Dec 17, 2019 Sept 16, 2019	1.15 1.31	1.15 1.31	1.20 1.20	Dec 17, 2024 Sept 16, 2024

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release. For a discussion about vesting and restrictions and conditions of exercise or conversion, see section titled "Oversight and Description of Director Compensation".

(2) Annual option grant for year ended December 31, 2019.

(3) Mr. de Jong held a total of 990,000 Options (780,000 vested) as at December 31, 2019.

(4) Mr. Awram held a total of 575,000 Options (400,000 vested) as at December 31, 2019.

(5) Mr. Jauristo held a total of 575,000 Options (316,667 vested) as at December 31, 2019.

(6) Ms. Ladd-Kruger held a total of 450,000 Options (233,334 vested) as at December 31, 2019.

(7) Mr. Otter held a total of 450,000 Options (150,000 vested) as at December 31, 2019.

(8) Mr. Otter joined the Board in September 2019 and was granted 250,000 options as an initial option grant.

None of the Directors exercised any compensation securities during the most recently completed financial year of the Corporation.

Equity Participation and Insider Ownership

Named Executive Officers and Directors collectively own an aggregate of 7,747,709 Shares, representing approximately 6.5% of the issued and outstanding Shares. The Board believes that this high level of insider ownership aligns interests of Management with those of Shareholders.

Named Executive Officers Share Ownership as Multiple of Base Salary

Name and position	Shares Held as of December 31, 2019	Value of Shares, as of December 31, 2019	2019 Base Salary	Executive Share Ownership as Multiple of Base Salary
George Salamis, President, CEO, Director	3,656,468	$4,387,762	$300,000	14.6x
Andrée St-Germain, CFO and Corporate Secretary	833,265	$999,918	$200,000	5.0x
Max Baker, VP Exploration	250,000	$300,000	$246,772	1.2x
Timothy Arnold, COO	Nil	Nil	$296,126	N/A

Financial Assistance and Loans

We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under either the Corporation's existing equity incentive plan or the Amended Plan.

Pension Disclosure

There are no pension plan benefits in place for the Named Executive Officers or the Directors.

Termination and Change of Control Benefits

The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer or Director in connection with or related to the retirement, termination or resignation of such person. The Corporation has not provided any compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates.

PART 4: SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information regarding the Corporation's equity incentive plan as at December 31, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding Awards (a)	Weighted-average exercise price of outstanding Awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,933,250	$1.02	1,022,544
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	10,933,250	$1.02	1,022,544

Set forth below is disclosure on the "annual burn rate" for equity compensation plan securities issuances. Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the plan by the weighted average number of Shares outstanding for the applicable fiscal year.

The annual burn rate under the Corporation's equity incentive plan for each of the Corporation's last three (3) completed fiscal years was:

Year	Weighted Average Shares Outstanding	Options/RSUs Granted	Annual Burn Rate
2017	18,961,169	4,150,000	21.9%
2018	59,145,744	2,903,500	4.9%
2019	84,600,937	4,039,750	4.8%

The Corporation's annual burn rate was exceptionally high in 2017 given that the Corporation:

1) commenced operations and issued initial options grants to new executives, board members and key employees;

2) only completed a large equity raise in November 2017, which kept the weighted average Shares for fiscal 2017 low; and

3) maintained a low number of Shares outstanding by limiting dilution.

The Corporation's burn has decreased since and has been stable for 2018 and 2019.

PART 5: STATEMENT OF CORPORATE GOVERNANCE

NI 58-101, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") established in National Policy 58-201 - Corporate Governance Guidelines. These Guidelines are not prescriptive, but have been used by the Corporation in adopting its corporate governance practices. The Corporation's approach to corporate governance is set out below.

Corporate Governance Policies

The Corporation, Board and employees of the Corporation have adopted Corporate Governance policies which are considered central to the effective and efficient operation of the Corporation. These Corporate Governance Policies include:

  Code of Business Conduct and Ethics;
  Communications and Corporate Disclosure Policy;
  Insider Trading Policy;
  Safety, Environmental and Social Responsibility Policy;
  Whistle Blower Policy;
  Workplace Bullying and Harassment Policy;
  Workplace Bullying and Harassment Policy Reporting and Investigation Procedures;
  Information Technology Policy;
  Diversity Policy;
  Investment Policy; and
  Documents Safeguard and Retention Policy.

A copy of each policy can be obtained by emailing the Corporation at info@integraresources.com.

Board of Directors

The Corporation believes in the importance of a strong Board of Directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our Shareholders, attracting the right people to the organization and maintaining our social license in the communities where we work and operate. The Corporation also believes that good governance enhances its performance.

The Board currently consists of six (6) Directors:

  Mr. Stephen de Jong (Chairman) (Independent);
  Mr. George Salamis, President, CEO and Director (Non-Independent);
  Mr. David Awram (Independent);
  Mr. Timo Jauristo (Independent);
  Ms. Anna Ladd-Kruger (Independent); and
  C.L. "Butch" Otter (Independent).

The Guidelines suggest that the board of directors of reporting issuers should be constituted with a majority of individuals who qualify as "independent" directors. A director is "independent" if the individual has no direct or indirect material relationship with the reporting issuer, which could, in the view of the reporting issuer's board, be reasonably expected to interfere with the exercise of a director's independent judgment whether on the board or a committee of the board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the reporting issuer is considered to have a material relationship with the reporting issuer.

Of the current Board, the following members are independent: Stephen de Jong, David Awram, Timo Jauristo, Anna Ladd-Kruger and C.L. "Butch" Otter.  George Salamis is not independent as a result of holding a current executive position with the Corporation.

The following Directors hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Stephen de Jong	GFG Resources Inc. (TSX-V)
George Salamis	Contact Gold Ltd. (TSX-V) Pinecrest Resources (TSX-V) Edgewater Exploration (TSX-V)
David Awram	Sandstorm Gold Ltd. (TSX)
Anna Ladd-Kruger	District Metals Corp. (TSX-V)
C.L. "Butch" Otter	First Cobalt Corp. (TSX-V)

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is intended to document the principles of conduct and ethics to be followed by the Board, Management, employees and consultants of the Corporation. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by the Corporation;
  promote compliance with applicable governmental laws, rules and regulations;
  promote the prompt internal reporting to an appropriate person of violations of the Code;
  promote accountability for adherence to the Code;
  provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;
  provide mechanisms to report unethical conduct; and
  help foster culture of honesty and accountability.

The Corporation expects all of its employees, officers and Directors to comply at all times with the principles in the Code.

The Code of Business Conduct and Ethics is reviewed on an annual basis by the Audit Committee.

A copy of the Code of Business Conduct and Ethics can be found on SEDAR at www.sedar.com and on the Corporation's website at www.integraresources.com.

Board and Executive Officer Diversity

The Board adopted a Diversity Policy in 2018.

Diversity, including the level of representation of women on the Board, is one factor which the Nomination and Corporate Governance Committee  takes into consideration in identifying and nominating candidates for election or reelection to the Board. However, the Nomination and Corporate Governance Committee evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.

The Corporation believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Corporation considers diversity, including the level of representation of women, the Corporation is committed to offering equal employment opportunities based upon an individual's qualifications and performance.

The number of female Directors is one (1)  (or 17% of current Directors) and the number of female executive officers of the Corporation is one (1) (or 25% of current executive officers). While the Corporation has not set a target with respect to the appointment of female Directors or executive officers, the Corporation is committed to providing an environment in which all employees and Directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude.

One (1) director (or 17% of current Directors) is a member of a visible minority.  Indigenous people or people with disabilities are not represented on the Corporation's Board.

The Diversity Policy does not mandate quotas based on any specific area of  diversity including gender.

As part of its strategy to recruit and maintain a diversified organization, the Corporation will:

  Promote diversity within its team, with particular emphasis on gender diversity;
  Promote the contribution of women to the success of the organization;
  Assist in the development of women within the organization through training, inside sponsorship and outside mentoring;
  Actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity; and
  Provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Board, with the assistance of the Human Resources and Compensation Committee, will proactively monitor Corporation performance in meeting the standards outlined in the Corporation's Diversity Policy. This will include an annual review of any diversity initiatives established by management and the Board, and progress in achieving them.

Board Renewal

The Corporation has not adopted term limits for its directors.  The Nomination and Corporate Governance Committee reviews annually the credentials of the members of the Board.

Board Skills Matrix

The members of the Board have diverse backgrounds and expertise, and were selected on the belief that the Corporation and its stakeholders would benefit materially from such a broad range of talent and experience. As the need for new Directors or executive officers arises, the Board and the Nomination and Corporate Governance Committee assess candidates on the basis of knowledge, industry experience, financial literacy, professional ethics and business acumen, among other factors.

The Nomination and Corporate Governance Committee reviews annually the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

		Skills Matrix
Director	Months as Director	Financial[1]	M&A2	Industry Knowledge[3]	Technical Mining[4]	Permitting[5]	Govt. Relations[6]	Governance[7]	Human Resources[8]	Sustainability /Environment / Social)[9]	Management[10]
Stephen de Jong	32	X	X	X				X	X	X	X
David Awram	30	X	X	X	X	X	X	X		X	X
Timo Jauristo	26	X	X	X	X			X		X	X
George Salamis	26	X	X	X	X	X	X	X	X	X	X
Anna Ladd-Kruger	17	X	X	X		X	X	X	X	X	X
C.L. "Butch" Otter	8			X		X	X	X	X	X	X

Notes:

(1) Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(2) Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions ("M&A").

(3) Understanding of the mining industry globally and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).

(4) Understanding of: (i) exploration activities; (ii) geology; and (iii) project development.

(5) Understanding of: permitting process for a mining project in the U.S.

(6) Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).

(7) Understanding of: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies.

(8) Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(9) Understanding of: (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(10) Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) lead growth.

Committees of the Board

The Board has established four (4) standing committees: the Audit Committee, the Human Resources and Compensation Committee, the Nomination and Corporate Governance Committee and the Technical, Safety, Environment and Sustainability Committee.  Following is a description of the authority, responsibilities, duties and function of such committees.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below. The full text of the Audit Committee Charter, as passed unanimously by the Board, is attached hereto as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of the following three (3) independent Directors:

  Ms. Anna Ladd-Kruger (Chair);
  Mr. David Awram; and
  Mr. Stephen de Jong;

All three members are financially literate, within the meaning of NI 52-110.

The Audit Committee held four (4) meetings in 2019.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Election of Directors".

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year did the Corporation rely on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).  The Corporation is relying upon the exemption in Section 6.1 (Venture Issuers) of NI 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than ten percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

  such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

  such services are promptly brought to the attention of the Audit Committee by the Corporation and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Corporation shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Corporation's Auditor from January 1, 2017 through December 31, 2019.

Fiscal Year End	Auditor	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2018	MNP LLP	$32,000	$9,500	$0	$0
2019	MNP LLP	$42,000	$23,500	$750	$0

Notes:

(1) Audit Fees include fees necessary to perform the annual audit and quarterly reviews of Integra's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include review of quarterly financial statements, employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, compensation recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified members of Management and employees. The Human Resources and Compensation Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.

The Human Resources and Compensation Committee held three (3) meetings in 2019. The Human Resources and Compensation Committee is composed of the following three (3) independent Directors:

  Mr. Timo Jauristo (Chair);
  Mr. David Awram; and
  Mr. Stephen de Jong.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.  The Nomination and Corporate Governance Committee  has the general mandate to: (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Nomination and Corporate Governance Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Nomination and Corporate Governance Committee is also responsible for recommending to the Board new candidates for Directors and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual Directors.

The Nomination and Corporate Governance Committee held two (2) meetings in 2019. The Nomination and Corporate Governance Committee is composed of the following three (3) independent Directors:

  Mr. Stephen de Jong (Chair);
  Mr. David Awram; and
  Mr. Timo Jauristo.

Technical, Safety, Environment and Sustainability Committee

The main purpose of the Technical, Safety, Environment and Sustainability Committee of the Board is to provide oversight with respect to: (i) technical matters related to the Corporation's projects; (ii) the protection of the health and safety of the Corporation's employees and contractors at its project sites; and (iii) the conduct of operations in an environmentally and socially responsible manner through the application of prudent and sustainable design and operating practices and the education and training of employees and contractors who work for the Corporation.

The Technical, Safety, Environment and Sustainability Committee was formed on April 25, 2019.  The Technical, Safety, Environment and Sustainability Committee held one (1) meeting in 2019. The Technical, Safety, Environment and Sustainability Committee is composed of the following four (4) Directors, three (3) of which are independent Directors:

  Mr. David Awram (Chair);
  Mr. George Salamis;
  Mr. Timo Jauristo; and
  Ms. Anna Ladd-Kruger.

In-Camera Meetings

The independent members of the Board meet without the non-independent Directors and management at all Board meetings.  They can also choose to meet in-camera (privately) at any other Board meeting.  Mr. Salamis does not attend the in-camera meetings of the independent Directors.  In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each meeting. Other committees of the Board also hold in-camera sessions when and as required.

Orientation and Continuing Education

The Corporation does not provide a formal orientation and education program for new Directors; however, any new Directors will be given the opportunity to familiarize themselves with the Corporation, the current Directors and members of Management.  Directors are also encouraged and given the opportunity for continuing education.

PART 6: OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of the date of this Circular, other than routine indebtedness and as stated below, there is no outstanding indebtedness to the Corporation or any of its subsidiaries by any current or former executive officer or Director, any proposed nominee for election as a Director, any employees of neither the Corporation nor any of their other respective associates.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, Director, executive officer, nominee for Director, nor any associate or affiliate of such persons, has any material interest, direct or indirect, in any transactions since commencement of the Corporation's most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as stated herein, no person who was a Director or executive officer of the Corporation since the beginning of the Corporation's most recently completed financial year, nominee for Director, nor any associate or affiliate of such persons, has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any item of business to be acted upon at the Meeting, other than the election of Directors and the approval of the Amended Plan.

MANAGEMENT CONTRACTS

The management functions of Integra are performed by the Corporation's executive officers and Integra has no management agreements or arrangements under which such management functions are performed by persons other than the executive officers of Integra.

ADDITIONAL INFORMATION

Additional information concerning the Corporation can be found on SEDAR at www.sedar.com and on the Corporation's website at www.integraresources.com.

Financial information relating to the Corporation is provided in the Corporation's audited financial statements and the management discussion and analysis ("MD&A") for the year ended December 31, 2019. Shareholders may download the financial statements and MD&A from SEDAR (www.sedar.com) or contact the Corporation directly to request copies of the financial statements and MD&A by: (i) mail to Suite 200, 82 Richmond Street East, Toronto, Ontario M5C 1P1; (ii) fax to 416-848-0790; or (iii) e-mail to george@dsacorp.ca. Additional information concerning the Corporation may be obtained by any Shareholder free of charge through the Corporation's website at www.integraresources.com or by contacting the Corporation at 604-417-0576.

DATED at Vancouver, British Columbia this 1st day of May 2020.

BY ORDER OF THE BOARD

George Salamis
President & CEO

SCHEDULE "A"

INTEGRA RESOURCES CORP.

AMENDED AND RESTATED

EQUITY INCENTIVE PLAN

April 15, 2020

PART 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees, consultants and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company; and (b) promote a greater alignment of interests between such persons and shareholders of the Company.

1.2 Available Awards

Awards that may be granted under this Plan include:

(a) Options;

(b) Restricted Share Units; and

(c) Deferred Share Units.

1.3 Purchase Program

Program Shares may also be purchased by Eligible Employees pursuant to the Purchase Program under this Plan.

PART 2
INTERPRETATION

2.1 Definitions

(a) "Affiliate" has the meaning set forth in the Exchange's Corporate Finance Manual.

(b) "Award" means any right granted under this Plan, including Options, Restricted Share Units and Deferred Share Units.

(c) "Base Compensation" has the meaning set forth in Section 5.2 of this Plan.

(d) "BCA" means the Business Corporations Act (Ontario).

(e) "Blackout Period" means an interval of time during which the Company has determined, pursuant to the Company's internal trading policies, that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company.

(f) "Board" means the board of directors of the Company.

(g) "Cashless Exercise Right" has the meaning set forth in Section 3.5 of this Plan.

(h) "Change of Control" means, in respect of the Company:

(i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management, corporate investors, or approved of by a majority of the previously serving directors;

(ii) any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter "beneficially owns" (as defined in the BCA) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(iii) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company);

(iv) the occurrence of a transaction requiring approval of the Company' shareholders whereby the Company is  acquired through consolidation, merger, exchange of securities involving all of the Company' voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or

(v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

For the purposes of the foregoing, "voting securities" means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(i) "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(j) "Committee" has the meaning set forth in Section 9.1.

(k) "Company" means Integra Resources Corp.

(l) "Compensation" means total compensation received by a Participant from the Company or a subsidiary in accordance with the terms of employment during the applicable payroll period.

(m) "Consultant" has the meaning set forth in the Exchange's Corporate Finance Manual and (i) are natural persons; (ii) provide bona fide services to the Company; and (iii) such services are not in connection with the offer or sale of securities in capital-raising transactions, and do not directly or indirectly promote or maintain a market for the Company's securities.

(n) "Deferred Payment Date" for a Participant means the date after the Restricted Period in respect of Restricted Share Units which is the earlier of (i) the date which the Participant has elected to defer receipt of the underlying Shares in accordance with Section 4.5 of this Plan; and (ii) the Participant's Separation Date.

(o) "Deferred Share Unit" has the meaning set forth in Section 5.1 of this Plan.

(p) "Deferred Share Unit Grant Date" has the meaning set forth in Section 5.2 of this Plan.

(q) "Deferred Share Unit Grant Letter" has the meaning set forth in Section 5.4 of this Plan.

(r) "Designated Affiliate" means subsidiaries of the Company and any Person that is an Affiliate of the Company, in each case designated by the Committee from time to time as a Designated Affiliate for purposes of this Plan.

(s) "Director Retirement" in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(t) "Director Separation Date" means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination, and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).

(u) "Director Termination" means the removal of, resignation or failure to re-elect an Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(v) "Discounted Market Price" has the meaning set forth in the Exchange's Corporate Finance Manual.

(w) "Disinterested Shareholder Approval" means a majority of the votes attached to Shares held by shareholders of the Company, but excluding those persons with an interest in the subject matter of the resolution, as set out in the Exchange's Corporate Finance Manual.

(x) "Effective Date" has the meaning set forth in Section 8.7.

(y) "Eligible Consultant" means Consultants who are entitled to receive equity incentives pursuant to the Rules of the Exchange.

(z) "Eligible Directors" means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(aa) "Eligible Employees" means employees (including officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(bb) "Eligible Person" means an Eligible Employee, Eligible Consultant or Eligible Director.

(cc) "Employer Contribution" means, in respect of a Program Participant, an amount equal to, at the Board's sole option, up to 100% of the Program Shares purchased under the Purchase Program by the Program Agent on behalf of the Program Participant for the applicable payroll period.

(dd) "Employer Shares" has the meaning set forth in Section 6.20 of this Plan.

(ee) "Exchange" means the TSX Venture Exchange, or any successor principal Canadian stock exchange upon which the Shares may become listed.

(ff) "Fair Market Value" with respect to one Share as of any date shall mean (i) if the Shares are listed on an Exchange, the price of one Share at the close of the regular trading session of such Exchange on the last trading day prior to such date; and (ii) if the Shares are not listed on an Exchange, the fair market value as determined in good faith by the Board, through the exercise of a reasonable application of a reasonable valuation method in accordance with the requirements of Section 409A of the Code and applicable regulations and guidance thereunder.

(gg) "Incentive Stock Option" means an Option granted under the Plan that is designated, in the applicable stock option agreement or the resolutions under which the Option grant is authorized, as an "incentive stock option" with the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code.

(hh) "Insider" has the meaning set forth in the Exchange's Corporate Finance Manual.

(ii) "Investor Relations Activities" has the meaning set forth in the Exchange's Corporate Finance Manual.

(jj) "Market Price" has the meaning set forth in the Exchange's Corporate Finance Manual, or such other calculation of market price as may be determined by the Board.

(kk) "Non-qualified Stock Option" means an Option granted under the Plan that is not an Incentive Stock Option.

(ll) "Option" means an option granted under the terms of this Plan, including Incentive Stock Options and Non-qualified Stock Options.

(mm) "Option Period" means the period during which an Option is outstanding.

(nn) "Option Shares" has the meaning set forth in Section 3.5 of this Plan.

(oo) "Optionee" means an Eligible Person to whom an Option has been granted under the terms of this Plan.

(pp) "Original Plan" has the meaning set forth in Section 8.1 of this Plan.

(qq) "Participant" means an Eligible Person who participates in this Plan.

(rr) "Person" includes any individual and any corporation, company, partnership, governmental authority, joint venture, association, trust, or other entity.

(ss) "Plan" means this Equity Incentive Plan, as it may be amended and restated from time to time.

(tt) "Program Participant" means an Eligible Employee who participates in the Purchase Program.

(uu) "Program Shares" means Shares purchased pursuant to the Purchase Program.

(vv) "Program Agent" means the agent appointed by the Company from time to time to administer the Purchase Program.

(ww) "Purchase Program" means the purchase program for Eligible Employees to purchase Program Shares as set out herein.

(xx) "Redemption Notice" means a written notice by a Participant, or the administrator or liquidator of the estate of a Participant, to the Company stating a Participant's request to redeem his or her Restricted Share Units or Deferred Share Units.

(yy) "Restricted Period" means any period of time that a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, and with respect to U.S. Taxpayers the Restricted Share Units remain subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code, however, such period of time and, with respect to U.S. Taxpayers the substantial risk of forfeiture, may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(zz) "Restricted Share Unit" has the meaning set forth in Section 4.1 of this Plan.

(aaa) "Restricted Share Unit Grant Letter" has the meaning set forth in Section 4.3 of this Plan.

(bbb) "Retirement" in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(ccc) "Retirement Date" means the date that a Participant ceases to hold any employment (including any directorships) with the Company or any Designated Affiliate pursuant to such Participant's Retirement or Termination

(ddd) "Separation Date" means the date that a Participant ceases to be an Eligible Person.

(eee) "Separation from Service" has the meaning ascribed to it under Section 409A of the Code.

(fff) "Service Provider" means any person engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of twelve months or more and (i) are natural persons; (ii) provide bona fide services to the Company; and (iii) such services are not in connection with the offer or sale of securities in capital-raising transactions, and do not directly or indirectly promote or maintain a market for the Company's securities.

(ggg) "Shares" means the common shares of the Company.

(hhh) "Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(iii) "Tax Obligations" means the amount of all withholding required under any governing tax law with respect to the payment of any amount with respect to the redemption of a Restricted Share Unit or Deferred Share Unit, including amounts funded by the Company on behalf of previous withholding tax payments and owed by the Participant to the Company or with respect to the exercise of an Option, as applicable.

(jjj) "Termination" means the termination of the employment (or consulting services) of an Eligible Employee or Eligible Consultant with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee or Eligible Consultant with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(kkk) "Trading Day" means a day on which the Shares are traded on the Exchange or, in the event that the Shares are not traded on the Exchange, such other stock exchange on which the Shares are then traded.

(lll) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

(mmm) "U.S. Taxpayer" means a Participant who is a U.S. citizen, U.S. permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986, as amended.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or Committee.

(c) As used herein, the terms "Part" or "Section" mean and refer to the specified Part or Section of this Plan, respectively.

(d) Where the word "including" or "includes" is used in this Plan, it means "including (or includes) without limitation".

(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1 Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2 Price

The exercise price per Share of any Option shall be not less than 100% of the Market Price on the date of grant, provided that with respect to an Option granted to a U.S. Taxpayer, the exercise price per Share shall not be less than the Fair Market Value on the date of grant of the Option. Notwithstanding the foregoing, the Company may designate and exercise price less than the Fair Market Value on the date of grant if the Option: (i) is granted in substitution of a stock option previously granted by an entity acquired that is acquired by or merged with the Company or an Affiliate, or (ii) otherwise is structured to be exempt from, or to comply with, Section 409A of the Code, in the case of Options awarded to U.S. Taxpayers.

3.3 Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall, unless otherwise determined by the Board, be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 8.8 of this Plan, and the approval of any material changes by the Exchange or such other exchange or exchanges on which the Shares are then traded).

In respect of Options granted to Participants pursuant to this Plan, the Company is representing herein and in the applicable stock option agreement that the Participant is a bona fide Eligible Person of the Company or its subsidiary.

3.4 Terms of Options

The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period imposed by the Company or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a) for an Eligible Employee, annually over a thirty-six-month period, with one-third of the Options vesting on the date which is twelve months after grant, and an additional one-third each twelve months thereafter; and

(b) for an Eligible Director, annually over a twenty-four-month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a) in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option;

(b) in the case of an Eligible Consultant, a Consultant of the Company or a Designated Affiliate and shall have been such a Consultant continuously since the grant of the Option; or

(c) in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into a stock option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

An Exchange four month hold period will be imposed from the date of grant of the Option on all Options awarded to Insiders of the Company and on all Options for which the exercise price per Share of any Option is based on a discount to the Market Price.

Shares issuable upon exercise of the Options may be subject to a hold period or trading restrictions.  In addition, no Optionee who is resident in the U.S. may exercise Options unless the Shares to be issued upon exercise of the Options are registered under the

U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

3.5 Cashless Exercise Right

Unless prohibited by the Exchange, and except with respect to Incentive Stock Options awarded to U.S. Taxpayers, Participants have the right (the "Cashless Exercise Right"), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the "Option Shares") to which such terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a) subtracting the applicable Option exercise price per Share from the Market Price per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares;

(b) subtracting from the amount obtained under subsection 3.5(a) that amount of Tax Obligations applicable to the Option Shares; and

(c) dividing the net amount obtained under subsection 3.5(b) by the Market Price per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6 Effect of Termination of Employment or Death

If an Optionee:

(a) dies while employed by, a Consultant to or while a director of the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b) ceases to be employed by, a Consultant to or act as a director of the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to or act as a director of the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to twelve months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7 Reduction in Exercise Price

Disinterested Shareholder Approval (as required by the Exchange) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the holder thereof is an Insider of the Company at the time of the proposed amendment.

3.8 Change of Control

In the event of a Change of Control, all Options outstanding shall vest immediately and be settled by the issuance of Shares or cash, except Options granted to Eligible Consultants performing Investor Relations Activities, unless prior Exchange approval is obtained.

3.9 Incentive Stock Options

(a) Maximum Number of Shares for Incentive Stock Options.  Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options is 7,500,000, subject to adjustment pursuant to Section 8.3 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

(b) Designation of Options.  Each stock option agreement with respect to an Option granted to a U.S. Taxpayer shall specify whether the related Option is an Incentive Stock Option or a Non-qualified Stock Option.  If no such specification is made in the stock option agreement or in the resolutions authorizing the grant of the Option, the related Option will be a Non-qualified Stock Option.

(c) Special Requirements for Incentive Stock Options.  In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(i) An Incentive Stock Option may be granted only to an employee of the Company, or an employee of a subsidiary of the Company within the meaning of Section 424(f) of the Code.

(ii) The aggregate Fair Market Value of the Shares (determined as of the applicable grant date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Taxpayer during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary, as defined in Sections 424(e) and (f) respectively of the Code) will not exceed US$100,000 or any other limitation subsequently set forth in Section 422(d) of the Code.  To the extent that an Option that is designated as an Incentive Stock Option becomes exercisable for the first time during any calendar year for Shares having a Fair Market Value greater than US$100,000, the portion that exceeds such amount will be treated as a Non-qualified Stock Option.

(iii) The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than 100% of the Fair Market Value of a Share on the applicable grant date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will be not less than 110% of the Fair Market Value of a Share on the applicable grant date.

(iv) No Incentive Stock Option may be granted more than 10 years after the earlier of (i) the date on which this Plan, or an amendment and restatement of the Plan, as applicable, is adopted by the Board; or (ii) the date on which this Plan, or an amendment and restatement of this Plan, as applicable, is approved by the shareholders of the Company.

(v) An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the applicable date of grant; provided, however, that an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will terminate and no longer be exercisable no later than 5 years after the applicable grant date.

(vi) An Incentive Stock Options shall be exercisable in accordance with its terms under the Plan and the applicable stock option agreement and related exhibits and appendices thereto.  However, in order to retain its treatment as an Incentive Stock Option for U.S. federal income tax purposes, the Incentive Stock Option must be exercised within the time periods set forth below.  The limitations below are not intended to, and will not, extend the time during which an Option may be exercised pursuant to the terms of such Option.

(A) For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock Option ceases to be an employee due to the Disability of such U.S. Taxpayer (within the meaning of Section 22(e) of the Code), such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option is exercisable pursuant to its terms) by the date that is one year following the date of such Disability (but in no event beyond the term of such Incentive Stock Option).

(B) For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock Option ceases to be an employee for any reason other than the death or Disability of such U.S. Taxpayer, such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option otherwise is exercisable 0pursuant to its terms) by such U.S. Taxpayer within three months following the date of termination (but in no event beyond the term of such Incentive Stock Option).

(C) For purposes of this Section 3.9(c)(vi), the employment of a U.S. Taxpayer who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Company that does not exceed three months; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such three month limitation will not apply, or (b) a transfer from one office of the Company (or of any Subsidiary) to another office of the Company (or of any Subsidiary) or a transfer between the Company and any Subsidiary.

(vii) An Incentive Stock Option granted to a U.S. Taxpayer may be exercised during such U.S. Taxpayer's lifetime only by such U.S. Taxpayer.

(viii) An Incentive Stock Option granted to a U.S. Taxpayer may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Taxpayer, except by will or by the laws of descent and distribution.

(ix) In the event the Plan is not approved by the shareholders of the Company in accordance with the requirements of Section 422 of the Code within twelve months of the date of adoption of the Plan, Options otherwise designated as Incentive Stock Options will be Non-qualified Stock Options.

(x) The Company shall have no liability to a U.S. Taxpayer or any other party if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option

PART 4
RESTRICTED SHARE UNITS

4.1 Participants

The Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Restricted Share Units") as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine.

4.2 Maximum Number of Shares

The aggregate maximum number of Shares available for issuance from treasury underlying Restricted Shares Units under this Plan, subject to adjustment pursuant to Section 8.3, shall not exceed 1,500,000 Shares. Any Shares subject to a Restricted Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

Such aggregate maximum number of Shares subject to Restricted Share Units which have been granted under this Plan shall be subject to the approval of the disinterested shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and acceptance by the Exchange or any regulatory authority having jurisdiction over the securities of the Company.

The aggregate maximum number of Shares underlying Restricted Share Units and Deferred Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Shares; and (ii) within a twelve-month period shall not exceed 2% of the Company's issued and outstanding Shares.

4.3 Restricted Share Unit Grant Letter

Each grant of a Restricted Share Unit under this Plan shall be evidenced by a grant letter (a "Restricted Share Unit Grant Letter") issued to the Participant by the Company. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under this Plan need not be identical.

4.4 Restricted Period

Concurrent with the determination to grant Restricted Share Units to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period applicable to such Restricted Share Units. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Shares.

4.5 Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not a U.S. Taxpayer may elect to defer to receive all or any part of the Shares underlying Restricted Share Units until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.6 Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must give the Company written notice of the Deferred Payment Date(s) not later than thirty days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.

4.7 Retirement or Termination during Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Units  to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence.

4.8 Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date (as elected by a Participant who is not a U.S. Taxpayer), the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Units then held by the Participant.

4.9 Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Units held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.10 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Units. The number of such additional Restricted Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Units (including Restricted Share Units in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Market Price of the Shares on the date on which such dividends were paid.  Additional Restricted Share Units awarded pursuant to this section 4.10 shall be subject to the same terms and conditions as the underlying Restricted Share Units to which they relate.

4.11 Change of Control

In the event of a Change of Control, all Restricted Share Units outstanding shall vest immediately and be settled by the issuance of Shares or cash notwithstanding the Restricted Period and any Deferred Payment Date.

4.12 Redemption of Restricted Share Units

Except to the extent prohibited by the Exchange, upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), the Company shall redeem Restricted Share Units in accordance with the election made in a Redemption Notice given by the Participant to the Company by:

(a) issuing to the Participant one Share for each Restricted Share Unit redeemed provided the Participant makes payment to the Company of an amount equal to the Tax Obligation required to be remitted by the Company to the taxation authorities as a result of the redemption of the Restricted Share Units;

(b) issuing to the Participant one Share for each Restricted Share Unit redeemed and either (i) selling, or arranging to be sold, on behalf of the Participant, such number of Shares issued to the Participant as to produce net proceeds available to the Company equal to the applicable Tax Obligation so that the Company may remit to the taxation authorities an amount equal to the Tax Obligation, or (ii) receiving from the Participant at the time of issuance of the Shares an amount equal to the applicable Tax Obligation;

(c) subject to the discretion of the Company, paying in cash to, or for the benefit of, the Participant, the value of any Restricted Share Units being redeemed, less any applicable Tax Obligation; or

(d) a combination of any of the Shares or cash in (a), (b) or (c) above.

The Shares shall be issued and the cash, if any, shall be paid as a lump-sum by the Company within ten business days of the date the Restricted Share Units are redeemed pursuant to this Part 4.  Restricted Share Units of U.S. Taxpayers will be redeemed as soon as possible following the end of the Restricted Period (as set forth in the Restricted Share Unit Grant Letter or such earlier date on which the Restricted Period is terminated pursuant to this Part 4), and in all cases by the end of the calendar year in which the Restricted Period ends, or if later, by the date that is two and one-half months following the end of the Restricted Period.  A Participant shall have no further rights respecting any Restricted Share Unit which has been redeemed in accordance with this Plan.

No Participant who is resident in the U.S. may receive Shares for redeemed Restricted Share Units unless the Shares to be issued upon redemption of the Restricted Share Units are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

PART 5
DEFERRED SHARE UNITS

5.1 Participants

The Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Deferred Share Units") subject to this Plan and with such additional provisions and restrictions as the Board may determine

5.2 Establishment and Payment of Base Compensation

An annual compensation amount payable to Participants (the "Base Compensation") shall be established from time-to-time by the Board.

Each Participant may elect, subject to Committee approval, to receive in Deferred Share Units up to 100% of his or her Base Compensation by completing and delivering a written election to the Company on or before November 15th of the calendar year ending immediately before the calendar year in which the services giving rise to the compensation to be deferred are performed.  Such election will be effective with respect to compensation for services performed in the calendar year following the date of such election.

All Deferred Share Units granted with respect to Base Compensation will be credited to the Participant's account when such Base Compensation is payable (the "Deferred Share Unit Grant Date"). The Participant's account will be credited with the number of Deferred Share Units calculated to the nearest thousandths of a Deferred Share Unit, determined by dividing the dollar amount of compensation payable in Deferred Share Units on the Deferred Share Unit Grant Date by the Market Price.  Fractional Deferred Shares Units will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

5.3 Maximum Number of Shares

The aggregate maximum number of Shares available for issuance from treasury underlying Deferred Shares Units under this Plan, subject to adjustment pursuant to Section 8.3, shall not exceed 500,000 Shares. Any Shares subject to a Deferred Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan will again be available under the Plan.

Such aggregate maximum number of Shares subject to Deferred Share Units which have been granted under this Plan shall be subject to the approval of the disinterested shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and acceptance by the Exchange or any regulatory authority having jurisdiction over the securities of the Company.

The aggregate maximum number of Shares underlying Restricted Share Units and Deferred Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Shares; and (ii) within a twelve-month period shall not exceed 2% of the Company's issued and outstanding Shares.

5.4 Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter (a "Deferred Share Unit Grant Letter") issued to the Participant by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of the various Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.5 Death or Disability of Participant

In the event of the death or total disability of a Participant who is not a U.S. Taxpayer, the legal representative of the Participant shall provide a written Redemption Notice to the Company in accordance with Section 5.8 of this Plan.  With respect to U.S. Taxpayers, in the event of the death, or disability as defined in U.S. Treasury Regulations section 1.409A-3(i)(4), Deferred Share Units will be redeemed, in cash, Shares or a combination as permitted under Section 5.8, by the end of the calendar year in which such disability or death occurs, or, if later, by the date that is two and one-half months following the date such disability or death occurs.  Notwithstanding the foregoing, in the event of death redemption may occur at a later date to the extent permitted under Section 409A of the Code.

5.6 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares), by (b) the Market Price of the Shares on the date on which such dividends were paid.  Additional Deferred Share Units awarded pursuant to this Section 5.6 shall be subject to the same terms and conditions as the underlying Deferred Share Units to which they relate.

5.7 Change of Control

In the event of a Change of Control, all Deferred Share Units outstanding shall be redeemed for Shares or cash immediately prior to the Change of Control, provided that with respect to U.S. Taxpayers such Change of Control qualifies as a change in control event within the meaning of Section 409A of the Code and such redemption will occur within all cases by the end of the year in which such Change of Control occurs, or, if later, by the date that is two and one-half months following the date the Change of Control occurs.

5.8 Redemption of Deferred Share Units

Each Participant who is not a U.S. Taxpayer shall be entitled to redeem his or her Deferred Share Units during the period commencing on the business day immediately following the Retirement Date and ending on the ninetieth day following the Retirement Date by providing a written Redemption Notice to the Company.  With respect to U.S. Taxpayers, Deferred Share Units shall be redeemed as soon as practical following the U.S. Taxpayer's Separation from Service, and in all cases by the end of the year in which such Separation from Service occurs, or, if later, by the date that is two and one-half months after the date of the Separation from Service (subject to earlier redemption pursuant to Sections 5.5 and 5.7 hereof).  Notwithstanding the foregoing, if a U.S. Taxpayer is a Specified Employee (within the meaning of Section 409A of the Code) at the time of their entitlement to redemption as a result of their Separation from Service, the redemption will be delayed until the date that is six months and one day following the date of Separation from Service, except in the event of such U.S. Taxpayer's death before such date.

Except to the extent prohibited by the Exchange, upon redemption the Company shall redeem Deferred Share Units (i) for Participants who are not U.S. Taxpayers, in accordance with the election made in a Redemption Notice given by the Participant to the Company; and (ii) with respect to U.S. Taxpayers, in accordance with Sections 5.5, 5.7 and this 5.8, by:

(a) issuing that number of Shares issued from treasury equal to the number of Deferred Share Units in the Participant's account, subject to any applicable deductions and withholdings;

(b) paying in cash to, or for the benefit of, the Participant, the Market Price of any Deferred Share Units being redeemed on the Retirement Date, less any applicable Tax Obligation; or

(c) a combination of any of the Shares or cash in (a) or (b) above.

In the event a Participant resigns or is otherwise no longer an Eligible Director, Eligible Employee or Eligible Consultant during a year, then for any grant of Deferred Share Units that are intended to cover such year, the Participant will only be entitled to a pro-rated Deferred Share Unit payment in respect of such Deferred Share Units based on the number of days that the Participant was an Eligible Director, Eligible Employee or Eligible Consultant in such year in accordance with this Section 5.8, provided no such adjustment will alter the Participant's election made in Section 5.2.

No Participant who is resident in the U.S. may receive Shares for redeemed Deferred Share Units unless the Shares issuable upon redemption of the Deferred Share Units are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

PART 6
EMPLOYEE SHARE PURCHASE PROGRAM

6.1 Enrolment

An Eligible Employee may enter the Purchase Program by providing written notice to the Company (in the form prescribed by the Company) of the Eligible Employee's intention to enrol in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount as set out in Sections 6.8 and 6.9 of this Plan. Subject to the restrictions under the Company's blackout policy and compliance with securities laws, such authorization will take effect three weeks after the Company receives written notice and the Program Participant will be eligible to participate under the Purchase Program as of the next practicable payroll period in accordance with Section 6.8. Unless a Program Participant authorizes changes to his or her payroll deductions in accordance with Section 6.9 or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Company shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect.

6.2 Restrictions

The Company may deny or delay the right to participate in the Purchase Program to any Eligible Employee if such participation would cause a violation of any applicable laws or the Company's blackout policy.

No Program Participant who is resident in the U.S. may purchase Program Shares unless the Program Shares are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

6.3 Change of Control

Upon the occurrence of a Change of Control, unless otherwise resolved by the Board, any enrolment in the Purchase Program will be deemed to have ceased immediately prior to the Change of Control and the amounts to be contributed to the Purchase Program shall not be used under the Purchase Program.

6.4 Administration of the Purchase Program

The Company may, from time to time, appoint a Program Agent to administer the Program on behalf of the Company and the Program Participants, pursuant to an agreement between the Company and the Program Agent which may be terminated by the Company or the Program Agent in accordance with its terms.

6.5 Dealing in the Company's Securities

The Program Agent may, from time to time, for its own account or on behalf of accounts managed by them, deal in securities of the Company. The Program Agent shall not deal in the Program Shares under the Purchase Program unless in accordance with the terms of this Program and shall not purchase for or sell to any account for which it is acting as principal.

6.6 Adherence to Regulation

The Program Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Program Agent a duty to take or refrain from taking any action under the Purchase Program and to permit any properly authorized person to have access to and to examine and make copies of any records relating to the Purchase Program.

6.7 Resignation of Program Agent

The Program Agent may resign as Program Agent under the Purchase Program in accordance with the agreement between the Company and the Program Agent, in which case the Company will appoint another agent as the Program Agent.

6.8 Payroll Deduction

Eligible Employees may enter the Purchase Program by authorizing payroll deductions to be made for the purchase of Program Shares. A Program Participant may contribute, on a per pay period basis, between 1% to 5% of a Program Participant's Compensation on each payday. All payroll deductions made by a Program Participant, after the Company has affected the necessary tax withholdings as required by law, shall be credited to his or her account under the Purchase Program. A Program Participant may not make any additional payments into such account.

6.9 Variation in Amount of Payroll Deduction

A Program Participant may authorize increases or decreases in the amount of payroll deductions subject to the minimum and maximum percentages set out in Section 6.8. In order to effect such a change in the amount of the payroll deductions, the Company must receive a minimum of three weeks written notice of such change in the manner specified by the Company.

6.10 Purchase of Program Shares

Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent. As soon as practicable following each pay period, the Company shall remit the total contributions to the Program Agent for the purchase of the Program Shares. The Program Agent will then execute the purchase order and shall allocate Program Shares (or fraction thereof) to each Program Participant's individual recordkeeping account. In the event the purchase of Program Shares takes place over a number of days and at different prices, then each Program Participant's allocation shall be adjusted on the basis of the average price per Program Share over such period.

6.11 Commissions and Administrative Costs

Commissions relating to the purchase of the Program Shares under the Purchase Program will be deducted from the total contributions submitted to the Program Agent. The Company will pay all other administrative costs associated with the implementation and operation of the Purchase Program.

6.12 Program Shares to be held by Program Agent

The Program Shares purchased under the Purchase Program shall be held by the Program Agent an account on behalf of the Program Participants. Program Participants shall receive quarterly statements that will evidence all activity in the accounts that have been established on their behalf. Such statements will be issued by the Program Agent. In the event a Program Participant wishes to hold certificates in his or her own name, the Program Participant must instruct the Program Agent independently and bear the costs associated with the issuance of such certificates and pay, if required, a fee for each certificate so issued. Fractional Program Shares shall be liquidated on a cash basis only in lieu of the issuance of certificates for such fractional Program Shares upon the Program Participant's withdrawal from the Purchase Program.  For avoidance of doubt, Program Participants will be the beneficial shareholders of the Program Shares purchased on their behalf in the Purchase Program and shall have all the rights to vote and to dividends and other rights inherent to being shareholders.

6.13 Sale of Program Shares

Subject to the Company's blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of twelve months. The Program Participant shall pay commission and any other expenses incurred with regard to the sale of the Program Shares. All such sales of the Program Shares will be subject to compliance with any applicable federal or state securities, tax or other laws. Each Program Participant assumes the risk of any fluctuations in the market price of the Program Shares.

6.14 Withdrawal

Upon the Company receiving three weeks prior written notice, a Program Participant may cease making contributions to the Purchase Program at any time by changing his or her payroll deduction to zero. If the Program Participant desires to withdraw from the Purchase Program by liquidating all or part of his or her shareholder interest, the Program Participant must contact the Program Agent directly and the Program Participant shall receive the proceeds from the sale less commission and other expenses on such sale.

6.15 Termination of Rights under the Purchase Program

The Program Participant's rights under the Purchase Program will terminate when he or she ceases to be an eligible Participant due to retirement, resignation, death, termination or any other reason. A notice of withdrawal will be deemed to have been received from a Program Participant on the day of his or her final payroll deduction. If a Program Participant's payroll deductions are interrupted by any legal process, a withdrawal notice will be deemed as having been received on the day the interruption occurs.

6.16 Disposition of Program Shares

In the event of the Program Participant's termination of rights under Section 6.15 of this Plan, the Program Participant will be required to:

(a) sell any shares then remaining in the Program Participant's account;

(b) transfer all remaining shares to an individual brokerage account; or

(c) request the Company's transfer agent to issue a share certificate to the Program Participant for any shares remaining in the Program Participant's account.

6.17 Fractional Program Shares and Unused Amounts

Any fractional shares remaining in the Program Participant's account will be sold and the proceeds will be sent to the Program Participant. Any contributed cash amounts in the Program Participant's account will be returned to the Program Participant.

6.18 Failure to Notify

If the Program Participant does not select any of the options set out in Section 6.16 within 30 days, the Program Participant will be sent a certificate representing his or her whole Program Shares. The Program Participant will also receive a check equal to your proceeds from the sale of any fractional shares, less applicable transaction and handling fees.

6.19 Termination or Amendment of the Purchase Program

Subject to regulatory or Exchange approval, the Board may amend, suspend, in whole or in part, or terminate the Purchase Program upon notice to the Program Participants without their consent or approval. If the Purchase Program is terminated, the Program Agent will send to each Program Participant a certificate for whole Program Shares under the Purchase Program together with payment for any fractional Program Shares, and the Company or the Program Agent, as the case may be, will return all payroll deductions and other cash not used in the purchase of the Program Shares. If the Purchase Program is suspended, the Program Agent will make no purchase of the Program Shares following the effective date of such suspension and all payroll deductions and cash not used in the purchase of the Program Shares will remain on the Program Participant's account with the Program Agent until the Purchase Program is re-activated.

6.20 Employer Contributions

During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice in accordance with Section 6.1, the Company, at its sole option, may record its obligation to make an Employer Contribution to the Program Participant's account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer Contributions will be designated as "Employer Shares" and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant's account under the Purchase Program shall be at the option of the Board and based on the Market Price for the Program Shares on the last Trading Day of the applicable month, however the issuance of such Employer Shares will be deferred by the Company for a period of twelve months following the last Trading Day of such month, subject to Section 6.15. The Company will purchase such Employer Shares at market.

PART 7
WITHHOLDING TAXES

7.1 Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 8
GENERAL

8.1 Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time, which for this purpose includes outstanding options from the Company's former stock option plan (the "Original Plan") shall not exceed 10% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable),

(a) to any one Participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received Disinterested Shareholder Approval;

(b) to any one Consultant (who is not otherwise an Eligible Director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to Eligible Persons (as a group) retained to provide Investor Relations Activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to Insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to Insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

For the purposes of this Section 8.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

8.2 Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Exchange.

8.3 Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

8.4 Non-Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable to anyone unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable and non-assignable except by will or by the laws of descent and distribution.

8.5 Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.

8.6 Record Keeping

The Company shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c) such other information as the Board may determine.

8.7 Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Company obtains approval of this Plan (a) by Disinterested Shareholder Approval; and (b) by the Exchange (collectively, the "Effective Date"). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (a) all Awards will be prohibited from being converted or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Company or the Exchange failing to approve this Plan.

8.8 Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the cashless exercise right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c) the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;

(d) the Directors shall obtain shareholder approval of:

(i) any amendment to the number of Shares specified in Section 8.1;

(ii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders; or

(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 8.3; and

(iv) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

8.9 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

8.10 Section 409A

It is intended that any payments under the Plan to U.S. Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.  Amendment, substitution or termination, as permitted under Plan, of Awards of U.S. Taxpayers will be undertaken in a manner to avoid adverse tax consequences under Section 409A of the Code.  Notwithstanding the foregoing, the Company makes no assurance that Awards will satisfy the requirements of Section 409A of the Code.  Participants remain solely liable for all taxes, penalties and interest that may arise as a result of the grant, exercise, vesting or settlement of Awards under the Plan.

8.11 Compliance with U.S. Securities Laws

The Board shall not grant any Awards that may be denominated or redeemed in Shares to residents of the U.S. unless such Awards and the Shares issuable upon exercise or redemption thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

8.12 Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

8.13 Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if the Exchange determines not to approve this Plan.

PART 9
ADMINISTRATION OF THIS PLAN

9.1 Administration by the Committee

(a) Unless otherwise determined by the Board or set out herein, this Plan shall be administered by the Compensation Committee (the "Committee") appointed by the Board and constituted in accordance with such Committee's charter.

(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

9.2 Board Role

(a) The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.

(b) The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No Award shall be exercisable in whole or in part unless and until such approval is obtained.

(c) In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.

PART 10
TRANSITION

10.1 Replacement of Original Plan

Subject to Section 10.2, as of the Effective Date, this Plan replaces the Original Plan and, after the Effective Date, no further Options or Restricted Share Units will be granted under the Original Plan.

10.2 Outstanding Options and Restricted Share Units under the Original Plan

Notwithstanding Section 10.1 but subject to the "Blackout Period" provisions of Section 3.4 hereunder, all Options and Restricted Share Units previously granted under the Original Plan prior to the Effective Date that remain outstanding after the Effective Date will, effective as of the Effective Date, be governed by the terms of this Plan and not by the terms of the Original Plan, except to the extent otherwise required in order to avoid adverse tax consequences under Section 409A of the Code with respect to awards to U.S. Taxpayers.

"George Salamis"
________________________________________________
George Salamis
President & Chief Executive Officer

SCHEDULE "B"

Text of Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Senior Management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system in compliance with National Instrument 52-109
  Review the Company's financial statements
  Oversee the audit of the Company's financial statements
  Oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues
  Oversee, review and appraise the independence and the performance of the Company's external auditors
  Provide an open avenue of communication among the Company's auditors, senior management and the Board.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be "independent" as required by the applicable rules of the Company's regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its shareholders. In such event, the Board will disclose in the Company's next annual proxy statement the nature of that director's relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the "Chair") from among the Committee members. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  Review this Charter annually, and recommend to the Board any necessary amendments;
  Review this the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;
  Review the Communications and Corporate Disclosure Policy annually, and recommend to the Board any necessary amendments;
  Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports,  annual information forms, and prospectuses or registration statements; and
  Review the Company's disclosure in the Management Information Circular including  Committee's composition and responsibilities and how they are discharged.

External Auditors

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

  Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
  Make recommendations to the Board with respect to the compensation of the external auditor,  assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
  Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company;
  Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;

  Recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;
  Oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
  At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
  Review with management and the external auditors the audit plan for the year-end financial statements;
  Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies; and
  Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;
  Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;

  Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
  Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;
  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
  Establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
  Review certification process;
  Establish a procedure for the confidential,  anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
  Carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
  Review any related-party transactions.

Ethical and Legal Compliance and Risk Management

  Review the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  Review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting;  and
  In conjunction with any other committee designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.

Anti-Bribery and Anti-Corruption

  Review the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
  Review and monitor the anti- bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation and policies as they relate to anti- corruption and anti-bribery issues; and
  In the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations if any.

4. Authority

The Committee:

  Has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.    This extends to the requiring the external auditor to report directly to the Committee;
  Has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors; and
  Shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

SCHEDULE "C"

Dissent Procedures

Pursuant to Section 185(1) of the OBCA, registered Shareholders are entitled to dissent from the Continuation Resolution in the manner provided in Section 185 of the OBCA.  A Shareholder (a "Dissenting Shareholder") who complies with the dissent procedure of Section 185 of the OBCA will be entitled to be paid by the Corporation the fair value of the Shares held by the Dissenting Shareholder in respect of which such Shareholder dissents, determined as at the close of business on the day before the Continuation Resolution is passed.

Beneficial Shareholders of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, beneficial Shareholders of Shares desiring to exercise a right of dissent to the Continuation Resolution should contact their brokers, custodians, nominees or other intermediary for advice well in advance of the date of the Meeting.

Notice of Dissent

A registered Shareholder who wishes to dissent, must send a notice of dissent (a "Dissent Notice") to the Corporation by registered mail at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6, Attention: Andrée St-Germain. CFO & Corporate Secretary, at or before the Meeting at which the Continuation Resolution is to be voted on.

Notice to Dissenting Shareholders

The Corporation is required, within 10 days after the Shareholders adopt the Continuation Resolution, to send to each registered Shareholder who has filed a Dissent Notice, notice that the Continuation Resolution has been adopted, but such notice is not required to be sent to any registered Shareholder who voted for the Continuation Resolution or who has withdrawn such Dissent Notice.  Such notice shall set out the rights of the Dissenting Shareholder and the procedures to be followed to exercise those rights.

Payment Demand

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Continuation Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Continuation Resolution has been adopted, send to the Corporation a written notice (a "Payment Demand") containing the name and address of the Dissenting Shareholder, the number of Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such Shares.

Within 30 days after sending a Payment Demand, the Dissenting Shareholder must send to the Corporation or TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1, Attention: Corporate Services,  the certificates representing the Shares in respect of which such Payment Demand was made. A Dissenting Shareholder who fails to send the Payment Demand and their certificates within the time required will lose any right to make a claim under Section 185 of the OBCA.  The Corporation or TSX Trust Company will endorse on Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the Share certificates to the Dissenting Shareholder.

On sending a Payment Demand, a Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of the Shares in respect of which such Payment Demand was made, except where:

(a) the Dissenting Shareholder withdraws notice before the Corporation makes an Offer to Pay (as defined below);

(b) the Corporation fails to make an Offer to Pay and the Dissenting Shareholder withdraws notice; or

(c) the Directors of the Corporation revoke the Continuation Resolution to apply for a continuance under Section 181(5) of the OBCA.

Offer to Pay

The Corporation is required, not later than seven days after the later of the day on which the action approved by the Continuation Resolution is effective or the day on which the Corporation receives the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand a written offer to pay (an "Offer to Pay") for the Shares in respect of which such Payment Demand was made in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined.

The Corporation is required to pay for the Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Corporation fails to make an Offer to Pay for the Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Corporation may, within 50 days after the action approved by the Continuation Resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the Shares of Dissenting Shareholders.

If the Corporation fails to apply to the Court within such 50-day period, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow.

Upon an application to the court, all Dissenting Shareholders whose Shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of such Dissenting Shareholder to appear and be heard in person or by counsel.  Upon any such application to the court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Shares of all Dissenting Shareholders.

The final order of the Court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of each Dissenting Shareholder's Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date the action approved by the Continuation Resolution is effective until the date of payment of the amount ordered by the court.

The above is only a summary of Section 185 of the OBCA, which is technical and complex.  Any Shareholder wishing to exercise a right of dissent should seek legal advice as failure to comply strictly with the provisions of the OBCA may prejudice such right of dissent.

SCHEDULE "D"

Section 185 - Business Corporations Act (Ontario)

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

Note: On a day to be named by proclamation of the Lieutenant Governor, subsection 185 (1) of the Act is amended by striking out "or" at the end of clause (d) and by adding the following clauses: (See: 2017, c. 20, Sched. 6, s. 24)

(d.1) be continued under the Co-operative Corporations Act under section 181.1;

(d.2) be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.  R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).  R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.  2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.  R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.  R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.  R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).  R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.  R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.  R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.  R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.  R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.  R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).  R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3).  2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3).  2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.  R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.  R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.  R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).  R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.  R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.  R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.  R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).  R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.  R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.  R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.  R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.  1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.  1994, c. 27, s. 71 (24).

SCHEDULE "E"

Proposed Articles

ARTICLES

OF

INTEGRA RESOURCES CORP.

BUSINESS CORPORATIONS ACT

BRITISH COLUMBIA

Incorporation Number  ⬤

ARTICLES

OF

INTEGRA RESOURCES CORP.

(the "Company")

The Company will have as its Articles on Continuation the following Articles.

Full name and signature of Director signature	Date of Signing
__________________________ Name:	_________________, 2020

PART 1

INTERPRETATION

1.1 Definitions

In these Articles (the "Articles"), unless the context otherwise requires:

(1) "appropriate person" has the meaning assigned in the Securities Transfer Act;

(2) "board of directors", "directors" and "board" mean the directors of the Company for the time being;

(3) "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(5) "legal personal representative" means the personal or other legal representative of a shareholder;

(6) "protected purchaser" has the meaning assigned in the Securities Transfer Act;

(7) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(8) "seal" means the seal of the Company, if any;

(9) "Securities Act" means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(10) "securities legislation" means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; and "Canadian securities legislation" means the securities legislation in any province or territory of Canada and includes the Securities Act; and;

(11) "Securities Transfer Act" means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2

SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the Business Corporations Act, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.  If a shareholder is the registered owner of uncertificated shares, the Company must send to that holder a written notice containing the information required by the Act within a reasonable time after the issue or transfer of the shares.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company (including the Company's legal counsel or transfer agent) is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the Company is satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as it thinks fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1) so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2) provides the Company with an indemnity bond sufficient in the Company's judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3) satisfies any other reasonable requirements imposed by the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

2.7 Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.10 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

3.1 Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4

SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register, which may be kept in electronic form.

4.2 Appointment of Agent

The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

If the Company has appointed a transfer agent, references in Articles 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, and 5.7 to the Company include its transfer agent.

4.3 Closing Register

The Company must not at any time close its central securities register.

PART 5

SHARE TRANSFERS

5.1 Registering Transfers

The Company must register a transfer of a share of the Company if either:

(1) the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(a) in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b) in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the Business Corporations Act and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(c) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2) all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

5.2 Waivers of Requirements for Transfer

The Company may waive any of the requirements set out in Article 5.1(1) and any of the preconditions referred to in Article 5.1(2).

5.3 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the Company or the transfer agent for the class or series of shares to be transferred.

5.4 Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.5 Signing of Instrument of Transfer

If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.6 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.7 Transfer Fee

Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

PART 7

ACQUISITION OF COMPANY'S SHARES

7.1 Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Article 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the Business Corporations Act and applicable securities legislation, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2 No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

PART 8

BORROWING POWERS

8.1 Borrowing Powers

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, hypothecate, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company, including property that is movable or immovable, corporeal or incorporeal.

8.2 Additional Powers

The powers conferred under this Part 8 shall be deemed to include the powers conferred on a company by Division VII of the Act Respecting the Special Powers of Legal Persons being chapter P-16 of the Revised Statutes of Quebec, and every statutory provision that may be substituted therefor or for any provision therein.

PART 9

ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Articles 9.2 and 9.3, the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may by resolution of the directors:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) if the Company is authorized to issue shares of a class of shares with par value:

(a) subject to the Business Corporations Act, decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares

(4) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(5) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

(6) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(7) convert fractional shares into whole shares in accordance with the Business Corporations Act:

(a) on a subdivision or consolidation of shares; or

(b) on a redemption, purchase or surrender of shares;

(8) alter the identifying name of any of its shares;

and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

9.2 Special Rights or Restrictions

Subject to the special rights or restrictions attached to any class or series of shares and the Business Corporations Act, the Company may by ordinary resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3 No Interference with Class or Series Rights without Consent

A right or special right attached to issued shares must not be prejudiced or interfered with under the Business Corporations Act, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

9.4 Change of Name

The Company may by directors' resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

9.5 Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by resolution of the directors alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, whether in or outside of British Columbia, as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders, to be held at such time and place, whether in or outside of British Columbia, as may be determined by the directors.

10.4 Meetings by Telephone or Other Communications Medium

In accordance with the Business Corporations Act, the Company may hold a meeting of shareholders contemplated under Article 10.1 or otherwise entirely by telephone or other communication medium provided all shareholders or proxy holders entitled to participate in, including vote at, the meeting of shareholders are able to communicate with each other.

Nothing in this Article 10.4 obligates the Company to take any action or provide any facility to permit or facilitate the use of any communication medium at a meeting of shareholders.

If one or more shareholders or proxy holders participate in a meeting of shareholders in the manner contemplated by this Article 10.4,

(1) each such shareholder or proxy holder is deemed, for the purposes of the Business Corporations Act and these Articles, to be present at the meeting; and

(2) the meeting is deemed to be held at the location specified in the notice of the meeting.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.7 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, (i) have attached to it a copy of the document or (ii) state that a copy of the document will be transmitted to a shareholder upon written or oral request or made available in such other manner permitted or required by the Business Corporations Act.

10.8 Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

10.9 Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.10 Advance Notice Provisions

(1) Nomination of Directors

Subject only to the Business Corporations Act and these Articles, only persons who are nominated in accordance with the procedures set out in this Article 10.10 shall be eligible for election as directors to the board of directors of the Company. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a) by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the Business Corporations Act or a valid requisition of shareholders made in accordance with the provisions of the Business Corporations Act; or

(c) by any person entitled to vote at such meeting (a "Nominating Shareholder"), who:

(i) is, at the close of business on the date of giving notice provided for in this Article 10.10 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and

(ii) has given timely notice in proper written form as set forth in this Article 10.10.

(2) Exclusive Means

For the avoidance of doubt, this Article 10.10 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.

(3) Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the corporate secretary of the Company at the principal executive offices or registered office of the Company:

(a) in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting and not earlier than 5:00 p.m. (Vancouver time) on the 65th day before the date of meeting; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the "Notice Date") is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access, as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (or any successor rule or instrument under applicable securities laws), is used for delivery of proxy related materials in respect of a meeting described in Article 10.10(3)(a) or 10.10(3)(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's Timely Notice.

(4) Proper Form of Notice

To be in proper written form, a Nominating Shareholder's notice to the corporate secretary must comply with all the provisions of this Article 10.10 and disclose or include, as applicable:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

(i) the name, age, business and residential address of the Proposed Nominee;

(ii) the principal occupation/business or employment of the Proposed Nominee, both presently and for the past five years;

(iii) the number of securities of each class of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv) and any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Business Corporations Act or applicable securities law; and

(v) a written consent of each Proposed Nominee to being named as nominee and certifying that such Proposed Nominee is not disqualified from acting as director under the provisions of subsection 124(2) of the Business Corporations Act; and

(b) as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i) their name, business and residential address;

(ii) the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii) their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Company or the person's economic exposure to the Company;

(iv) any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v) full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(vi) a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

(vii) a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(viii) any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities law.

The Company may require any Proposed Nominee to furnish such other information as may reasonably be required by the Company to determine eligibility of such Proposed Nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such Proposed Nominee.

Reference to "Nominating Shareholder" in this Article 10.10(4) shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

(5) Currency of Nominee Information

All information to be provided in a Timely Notice pursuant to this Article 10.10 shall be provided as of the date of such notice. The Nominating Shareholder shall provide the Company with an update to such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days before the date of the meeting, or any adjournment or postponement thereof.

(6) Delivery of Information

Notwithstanding Part 23 of these Articles, any notice, or other document or information required to be given to the corporate secretary pursuant to this Article 10.10 may only be given by personal delivery, courier or email (but not by fax) to the corporate secretary at the address of the principal executive offices or registered office of the Company and shall be deemed to have been given and made on the date of delivery if it is a business day and the delivery was made prior to 5:00 p.m. in the city where the Company's principal executive offices are located and otherwise on the next business day.

(7) Defective Nomination Determination

No person shall be eligible for election as director of the Company unless nominated in accordance with the provisions of this Article 10.10; provided, however, that nothing in this Article 10.10 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 10.10, and if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination be disregarded.

(8) Failure to Appear

Despite any other provision of this Article 10.10, if the Nominating Shareholder (or a duly appointed proxy holder for the Nominating Shareholder or representative of the Nominating Shareholder appointed under Article 12.5) does not appear at the meeting of shareholders of the Company to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

(9) Waiver

The board may, in its sole discretion, waive any requirement in this Article 10.10.

(10) Definitions

For the purposes of this Article 10.10, "public announcement" means disclosure in a news release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the election or appointment of directors;

(e) the appointment of an auditor;

(f) the setting of the remuneration of an auditor;

(g) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(h) any non-binding advisory vote (i) proposed by the Company, (ii) required by the rules of any stock exchange on which securities of the Company are listed, or (iii) required by applicable Canadian securities legislation.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares and to Article 11.4, a quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the corporate secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company or its agent must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company or its agent may destroy such ballots and proxies.

PART 12

VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter is entitled, in respect of each share entitled to be voted on the matter and held by that shareholder, to one vote and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5 Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must be received:

(a) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned or postponed meeting; or

(b) at the meeting or any adjourned or postponed meeting, by the chair of the meeting or adjourned or postponed meeting or by a person designated by the chair of the meeting or adjourned or postponed meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company or its transfer agent by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4) the Company is a public company.

12.7 When Proxy Provisions Do Not Apply to the Company

If and for so long as the Company is a public company, Articles  12.8 to 12.14 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, or any rules of an exchange on which securities of the Company are listed.

12.8 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.9 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting;

(2) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting; or

(3) be received in any other manner determined by the board or the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available internet or telephone voting services as may be approved by the directors.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Chair May Determine Validity of Proxy.

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Part 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

12.16 Production of Evidence of Authority to Vote

The board or the chair of any meeting of shareholders may, but need not, at any time (including before, at or subsequent to the meeting) inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purposes of determining a person's share ownership as at the relevant record date and the authority to vote.

PART 13

DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act.  The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to Article 13.1(2) and Article 13.1(3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(b) the number of directors set pursuant to Article 14.4.

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(b) the number of directors set pursuant to Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Article 13.1(2)(a) or Article 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors, subject to Article 14.8, may appoint directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of, or not in his or her capacity as, a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set by the directors under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment, subject to being nominated in accordance with Article 10.10.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) when his or her successor is elected or appointed; and

(4) when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire when new directors are elected at a meeting of shareholders convened for that purpose.  If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Article 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or reappointment, subject to being nominated in accordance with Article 10.10.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company in accordance with the Business Corporations Act and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15
ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a directors, once more in that capacity; and

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director an Agent

Every alternate director is deemed to be the agent of his or her appointor.

15.6 Revocation or Amendment of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke or amend the terms of the appointment of an alternate directors appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate directors ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) the term of his appointment expires, or his or her appointor revokes the appointment of the alternate directors.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate directors is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

PART 16

POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 17

INTERESTS OF DIRECTORS AND OFFICERS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 18

PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any; or

(2) in the absence of the chair of the board, the chief executive officer, if any, if the chief executive officer is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, has advised the corporate secretary, if any, or any other director, that he or she will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1) in person;

(2) by telephone; or

(3) other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the corporate secretary or an assistant corporate secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1 or as provided in Article 18.7, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 24.1 or orally or by telephone conversation with a director.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors shall be two-fifths of the number of directors then in office or such greater number as the directors may determine from time to time.

18.11 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article 18.12 may be by any written instrument, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 19

BOARD COMMITTEES

19.1 Appointment and Powers of Committees

The directors may, by resolution:

(1) appoint one or more committees consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director or appoint additional directors;

(c) the power to set the number of directors;

(d) the power to create a committee of directors, create or modify the terms of reference for a committee of the directors, or change the membership of, or fill vacancies in, any committee of the directors;

(e) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation permitted by paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.2 Obligations of Committees

Any committee appointed under Article 19.1, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.3 Powers of Board

The directors may, at any time, with respect to a committee appointed under Article 19.1:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.4 Committee Meetings

Subject to Article 19.2(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Article 19.1:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) unless otherwise determined by the directors, each committee of the board of directors shall have power to fix its quorum at not less than two-fifths of its members, to elect its chair and to regulate its procedure; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 20

OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) delegate to the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 21

INDEMNIFICATION

21.1 Definitions

In this Part 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director or an officer or former officer of the Company (each, an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the Business Corporations Act;

(4) "officer" means an officer appointed by the board of directors.

21.2 Mandatory Indemnification of Directors and Officers

Subject to the Business Corporations Act, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding to the fullest extent permitted by the Business Corporations Act.

21.3 Deemed Contract

Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 21.2.

21.4 Permitted Indemnification

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person, including directors, officers, employees, agents and representatives of the Company.

21.5 Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part 21.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, officer, employee or agent of the Company;

(2) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 22

DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Part 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may consider appropriate.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.  Only persons who are shareholders of record at the close of business on the record date so fixed shall be entitled to receive payment of such dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deemed advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixe din order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid;

(1) by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing; or

(2) by electronic transfer, if so authorized by the shareholder.

The mailing of such cheque or the forwarding by electronic transfer will, to the extent of the sum represented by the cheque or transfer (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

22.14 Unclaimed Dividends

Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

PART 23

ACCOUNTING RECORDS AND AUDITOR

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3 Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

PART 24

NOTICES

24.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) unless the intended recipient is the Company or the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient;

(6) creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(7) as otherwise permitted by applicable securities legislation.

24.2 Deemed Receipt

A notice, statement, report or other record that is:

(1) mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2) faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3) e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(4) delivered in accordance with Section 24.1(6), is deemed to be received by the person on the day such written notice is sent.

24.3 Certificate of Sending

A certificate signed by the corporate secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6 Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 25

SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.1(2) and 25.1(3), the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 26

PROHIBITIONS

26.1 Definitions

In this Part 26:

(1) "security" has the meaning assigned in the Securities Act;

(2) "transfer restricted security" means

(a) a share of the Company;

(b) a security of the Company convertible into shares of the Company;

(c) any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the "private issuer" exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the "private issuer" exemption.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company.

26.3 Consent Required for Transfer of Shares or Transfer Restricted Securities

No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 27

FORUM SELECTION

27.1 Forum for Adjudication of Certain Disputes

Unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act or these Articles (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but this paragraph (iv) does not include any action or proceeding related to the business carried on by the Company or such affiliates, which action or proceeding may be brought in another jurisdiction, as appropriate.

PART 28

SPECIAL RIGHTS OR RESTRICTIONS ATTACHED TO THE COMMON SHARES AND THE

28.1 Common Shares

The Common shares of the Company shall have attached thereto the following special rights and restrictions:

(1) each holder of Common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of other classes or series of shares entitled to attend, and at all such meetings shall be entitled to one vote in respect of each Common share held by such holders;

(2) the holders of Common shares shall be entitled to receive dividends if and when declared by the board of directors; and

(3) in the event of any liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of Common shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common shares, to receive the remaining property or assets of the Company.

28.2 Special Shares

The Special shares of the Company shall have attached thereto the following special rights and restrictions:

(1) the Special shares may from time to time be issued in one or more series and the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Special shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions;

(2) the Special shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the Special shares of every other series and be entitled to preference over the Common shares and over any other shares of the Company ranking junior to the Special shares. The Special shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Special shares and any other shares of the Company ranking junior to the Special shares as may be fixed as provided herein;

(3) if any cumulative dividends or amounts (3) payable on the return of capital in respect of a series of Special shares are not paid in full, all series of Special shares shall participate rateably in respect of such dividends and return of capital;

(4) the Special shares of any series may be made convertible into Special shares of any other series or Common shares at such rate and upon such basis as the directors in their discretion may determine; and

(5) unless the directors otherwise determine, the holder of each share of a series of Special shares shall be entitled to one vote at a meeting of shareholders.